GROUP

RECEIVED

2008 MAY -8 P 4:30

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

[redacted]

08002442

Rule 12g3-2(b) File No.
82-34748

SUPPL

Date 06 May 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
MAY 13 2008
THOMSON REUTERS

Enclosures

06 May 2008	Interim Report as of 31 March 2008
06 May 2008	Press release Hypo Real Estate Group closes the first quarter with a profit
06 May 2008	Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

Hypo Real Estate
GROUP



Interim Report
as of 31 March 2008

Financial Highlights

		1.1.–31.3.2008	1.1.–31.3.2007
Operating performance			
Pre-tax profit	in € million	190	172
Net income/loss	in € million	148	107
Adjusted net income/loss[1]	in € million	135	130
Pro forma operating performance[2]		1.1.–31.3.2008	1.1.–31.3.2007
Pre-tax profit	in € million	190	304
Balance sheet figures		31.3.2008	31.12.2007
Total assets	in € billion	392.1	400.2
Equity (excluding revaluation reserve)	in € billion	8.1	7.9
Key capital ratios		31.3.2008	31.12.2007
Core capital	in € billion	7.3	7.1[3]
Own funds	in € billion	10.1	10.0[3]
Risk-weighted counterparty risk positions[4]	in € billion	84.2	101.0
Core capital ratio[5]	in %	8.3	7.0[3]
Own funds ratio[5]	in %	10.9	9.4[3]
Personnel		31.3.2008	31.12.2007
Employees		2,000	2,000
Portfolio figures		31.3.2008	31.12.2007
Volume of real estate financing	in € billion	65.9	65.6
Volume of state financing	in € billion	232.5	229.0
Volume of infrastructure financing	in € billion	17.9	18.4

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward
[2] Assumes first time consolidation of DEPFA at 1 January 2006
[3] As per approved annual financial statements and after profit distribution
[4] Including counterparty risks in the trading book; 2007 according to BIS, as reported in the Annual Report 2007
[5] 2007 according to BIS, as reported in the Annual Report 2007

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management which have been redefined as a result of the reorganisation of the Group.

Operating structure of Hypo Real Estate Group

as of 31 March 2008

Hypo Real Estate Holding AG
Munich

Commercial Real Estate
International and German
commercial real estate financing

Public Sector & Infrastructure Finance
Public sector and
infrastructure financing

Capital Markets & Asset Management
Capital Markets &
Asset Management

Ratings

as of 31 March 2008		Moody's	S&P	Fitch Ratings	DBRS
Hypo Real Estate Bank International AG	long-term	A1	A	A	A (high)
	short-term	P–1	A–1	F1	R–1 (middle)
	outlook	Stable	Negative	Stable	Stable
Hypo Real Estate Bank AG	long-term	A2	A	A	A (high)
	short-term	P–1	A–1	F1	R–1 (middle)
	outlook	Stable	Negative	Stable	Stable
DEPFA BANK plc	long-term	Aa3	A+	AA–	–
	short-term	P–1	A–1	F1+	R–1 (middle)
	outlook	Stable	Negative	Stable	Stable
DEPFA Deutsche Pfandbriefbank AG	long-term	Aa3	A	A	–
	short-term	P–1	A–1	F1	–
	outlook	Stable	Negative	Stable	–

Content

Dear shareholders,

The first three months of 2008 have without doubt been the most difficult quarter for many years for our sector. The crisis on the international financial markets has been deteriorating since the beginning of the year, and has meant that all financial service providers – national as well as international – have had to face major challenges. Hypo Real Estate Group has of course not been able to escape the impact of these conditions, and has reported an initial quarter with positive as well as negative aspects. Operating activities in our core areas of business have produced a satisfactory performance in the context of the current climate on the market, and the performance has in certain cases been satisfactory, and in parts even pleasing. However, the market turmoil has had a negative impact on earnings as a result of a further impairment of our portfolio of US and European Collateralized Debt Obligations (CDOs). Nevertheless, Hypo Real Estate Group has closed the first quarter with a slight pre-tax profit of € 6 million – before the income from the mandatory convertible bond for partially financing the DEPFA acquisition. We cannot be satisfied with this result. However, a glance at numerous other well-known banks which have had to recognise considerable impairments during the first three months and which in consequence have had to report appreciable losses in certain cases demonstrates that Hypo Real Estate Group is comparatively less affected by the current market crisis.

We have reported sound new business of approx. € 3.1 billion in the first three months in our core Commercial Real Estate segment. Although the absolute volume failed to match the level seen in the previous year, profitability has increased appreciably. The internal rate of return (IRR) of new business has reached more than 15 % after taxes. The fact that we have been able to force through these attractive margins whilst fully maintaining our conservative risk policy reflects the increased awareness of risk in the markets, which is reflected in corresponding prices.

A further factor in our favour is that we anticipated the difficult situation in key real estate markets such as the USA, Spain and Great Britain at an early stage and have adjusted our new business policy accordingly. Our principle of operating in a flexible manner in regional terms for real estate financing has demonstrated its worth. For instance, we have completed attractive financing arrangements in interesting new markets such as Hungary and the Czech Republic in the early months of this year.

With new business of € 15.1 billion, public finance activities have achieved a very positive performance in the first quarter. It is clear that this sound and low-risk business is becoming increasingly attractive in the wake of the turmoil on the financial markets. At the same time, it is also apparent that the acquisition of DEPFA BANK plc which was completed last year and with which we have considerably strengthened our public finance business has resulted in a well balanced business model in our Group, and we are benefiting from this fact.

Overall, the development of operating revenues at Hypo Real Estate Group has been appropriate in the first quarter. Net interest income of € 299 million was 12 % below the level of the previous year period. The risk situation of our Group remained stable; as was the case last year, it was not necessary for any new provisions for losses on loans and advances to be created at DEPFA. And with regard to the general administrative expenses which have declined by € 15 million, we are benefiting from the fact that the process of integrating DEPFA was completed more quickly, more smoothly and less expensively than was originally planned.

However, it is also a fact that the crisis on the international markets has deteriorated even further in the initial months of 2008. The credit and refinancing spreads, i. e. the risk premiums for major financial service providers, have widened considerably since January, and at the end of March were considerably higher than the level seen in 2007. This development necessarily had an impact on the valuation of our portfolio of US and European CDOs. In the first quarter, we recognised a valuation result affecting income of € 175 million in the income statement for these credit linked investments; together with negative changes in other trading portfolios, this had a negative impact on our net trading income and net income from financial investments. We have not utilised the model reserve of € 90 million from 2007, which is thus still available to the Group. The impairments recognised in the first quarter correspond roughly to 10 % of the holdings of credit linked investments at the end of 2007. In view of the current unpredictability of financial markets, we can again not preclude the possibility of a negative impact from these portfolios in the subsequent quarters.

With a Tier I ratio of 8.3 % and an own funds ratio of 10.9 % as of 31 March 2008, our Group still enjoys adequate capital backing. It takes account of the requirements of the rating agencies. It can thus still be stated: Hypo Real Estate Group is adequately capitalised as of today. Nevertheless we are monitoring the capitalisation of the Group closely.

The market developments in the first three months have without doubt posed further problems with regard to meeting our objectives. It is still not possible to provide a reliable short-term assessment of the future development of the capital and financing markets. There are also increasing fears that the financing crisis might also spill over into other areas of the economy. This is one of the reasons why economic prospects for 2008 have deteriorated so far this year – particularly in the USA, but also in Europe.

The Management Board anticipates in principle continued positive development in operating business. Based on the continued volatile development of the markets and the possible effects on the development of results of the Group, it is currently not possible to make any concrete statements on the continued development of business in 2008.

When we announced an impairment on our US CDO portfolio in mid-January upon publication of the provisional figures for financial 2007, this triggered off a major reaction on the capital market. The shares of Hypo Real Estate Holding AG lost a considerable part of their value in a very short time. We considered at that time – and still do – that the intensity of this reaction was disproportionate and unwarranted, and regret the loss in value which you, our valued shareholders, have suffered with your investment. The current level of the share price in no way reflects the assets and the medium- and long-term opportunities of our Group – notwithstanding the current problems emanating from the world-wide financing crisis. Particularly on the occasion of the presentation of the balance sheet for 2007 on 27 March, the Management Board has since attempted to explain the risk exposure as well as the operating potential of Hypo Real Estate Group in a manner which is as extensive and transparent as possible. We feel that many investors are now slowly returning to a fair and reasonable appraisal of our Group which is consistent with its – intact – fundamental data. This is indicated by the newly risen share price.

A positive sign in this regard is also the public purchase offer announced on 16 April by a group of investors coordinated by J.C. Flowers & Co. LLC for a stake of max. 24.9 % in the share capital of our Company. The Management Board welcomes this offer, and supported the process of its preparation. However, the definitive statement regarding the offer – above all given the appropriateness of the price offered – is subject to the extensive review of the offer document of the bidder, which has not yet been published. Irrespective of the result of this justified comment which is prescribed by law, we consider the group of investors as potential shareholders with a deep understanding of the business model of Hypo Real Estate Group who also recognise the opportunities and the growth potential. Such a stabilising factor in the group of shareholders can only be in the interests of the Company and all shareholders – particularly in times of major uncertainty which we are currently experiencing.

These uncertainties should however not act as an obstacle to a medium- and long-term view: In view of the strong strategic positioning of our Group following the acquisition of DEPFA, the viability which we have attained in our core areas of business and the good operating trend in the first three months, I am convinced that Hypo Real Estate Group will be able to continue its success story of recent years as markets return to normal.

Kind regards

Georg Funke
CEO

As a result of the financial market crisis becoming more serious, equity markets declined worldwide in the first quarter. The insolvency of some banks as well as various hedge funds, some of which were owned by banks, resulting from the crisis meant that financial stocks, and in particular banks, reported considerably higher share price losses than the overall market. Of the indices, the Dow Jones Industrial Average, which reported a loss of 8.3 % between January and March, produced one of the best performances. The Euro STOXX 50 reported a considerably worse performance, with a loss of 17.3 %. A similar loss was also reported by the DAX (–19.0 %), whereby the MDAX was affected to a lesser extent (–10.9 %). As a result of the financial market crisis, the subindex Prime Banks which is important for the shares of Hypo Real Estate Holding AG fell by 22.9 % by the end of the quarter.

As a German bank stock with a partial focus on real estate financing, the Hypo Real Estate shares were also affected by the downward trend. Impairments on structured securities which were higher than market expectations as well as the announced dividend cut, which were published in conjunction with the provisional figures on 15 January, resulted in a very negative reaction in the share price.

Share price development in the 1st quarter 2008


indexed
Hypo Real Estate Holding Shares
DAX
Prime Banks
110
100
90
80
70
60
50
40
30
1.1.
1.2.
1.3.
31.3.

There was a considerable amount of negative speculation in an extremely nervous market environment, e. g. speculation regarding necessary capital measures, which imposed further pressure on the share price. Only the definitive full year figures and the capital market day on 27 March enabled the market to gain more confidence in the situation and the prospects of the Company. In this connection, the shares were able to rebound in certain cases by up to 50 % from their lows, but reported a loss of 54 % over the quarter.

Key facts about Hypo Real Estate Holding Shares in 1st quarter 2008

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Number of listed shares as of 31.3.2008	units	201,108,262
Number of ordinary shares as of 31.3.2008	units	201,108,262
Average number of listed shares in 1st quarter 2008	units	201,108,262
Initial listing on 6.10.2003	in €	11.25
High Q1 2008[1]	in €	35.00
Low Q1 2008[1]	in €	13.01
Quarterly closing price[1]	in €	16.46
Market capitalisation as of 31.3.2008	in € million	3.310
Basic earnings per share	in €	0.73
Diluted earnings per share	in €	0.73
Known shareholders with a stake of more than 5 %		The Capital Group and Companies
		Orbis Investment Management

[1] XETRA closing prices of the Frankfurt stock exchange

Financial Review

Macro-economic conditions

The financial market crisis which had been wreaking havoc since the summer of 2007 continued to be the predominant issue in the first quarter of 2008. Further impairment requirements and continuing uncertainty regarding further impairments resulted in sharply lower equity prices on the international market. Compared with the beginning of the year, the DAX and Euro STOXX 50 declined by more than 20 % by mid-March, and the Dow Jones index for the USA fell by up to around 11 %. The crisis peaked when the US bank Bear Stearns was taken over by JP Morgan Chase on 16 March. A second key development is the fact that commodity and in particular oil prices continued to rise unchecked (+ 11.1 % during the first quarter).

The sharp increase in energy and food prices in particular also resulted in relatively high inflation rates throughout the world. Whereas consumer price inflation in the Euro zone amounted to 2.1 % on an annual average basis for 2007, and was thus close to the ECB target rate, prices in the first three months of 2008 increased by more than 3 % compared with the previous year. This was also one of the reasons why the ECB has so far not been prepared to cut leading interest rates. On the other hand, leading interest rates in the USA have been cut in three unusually large moves which have taken place in rapid succession, from 4.25 % to the current figure of 2.25 %.

The international real economy is mixed. Whereas there are clear signs of an economic slowdown particularly in the USA and also in some countries of Europe, the situation in Germany is still characterised by falling unemployment. Accordingly, a decline of 219,000 persons in unemployment was recorded in Germany in the first quarter of 2008, whereas the number of unemployed persons in the USA increased by 224,000 in the same period (both figures seasonally adjusted). The economic situation in Asia is robust, as the financial market crisis has had much less pronounced effects in this region.

Sector-specific conditions

Commercial real estate financing Credit conditions within the financial markets deteriorated as the first quarter progressed, with financial institutions and real estate lenders continuing to withdraw from the market in an ongoing attempt to protect their balance sheet and risk weighted asset exposure. As visibility and liquidity continued to worsen, funding spreads widened considerably again. By the middle of the quarter the deterioration had become so alarming that the US Fed was forced to cut interest rates to 2.25 % and state it would accept a broader range of collateral, including some mortgage bonds not guaranteed by Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation, in a new securities lending program aimed at boosting market liquidity and averting a market crisis. This unconventional measure along with many Central Banks providing much needed additional liquidity, combined with a quick response to the Bear Stearns episode, restored some faith as the first quarter closed.

Public sector origination Public Sector Financial Services tends to be contrarian, insofar as national, regional and urban governments often increase their spending in an economic downturn. In general, the most frequent Public Sector borrowers have sought to meet their funding requirements via small private placements or local currency markets which have offered better costs of borrowing as compared with the major debt capital markets. The global environment for Public Sector financing has been muted in line with uncertain market conditions.

In Europe, France and Iberia have been especially active, where the French derivatives market had an excellent first quarter. Central Europe has been quieter, but numerous, profitable transactions were visible in the Polish, Croatian, Bulgarian, and Greek pipelines.

In the Americas, against a backdrop of increasingly difficult credit conditions, concern about the resilience of the underlying US economy intensified, interest rates declined, and credit spreads widened. Unsettled credit conditions resulted in a drop in tax-exempt new issue volume from US$ 106 billion during Q1 2007 to US$ 81 billion during Q1 2008. At the same time, secondary market trading volume increased significantly as large accounts reduced their exposure and large traditionally taxable investors purchased tax-exempt bonds to take advantage of unprecedented spreads to taxable alternatives. In the taxable market, large size US$ 1 billion new municipal issuance has been noticeable by its absence in Q1.

In Asia, despite the challenging environment several benchmark transactions have been closed, albeit at significantly wider spreads than prior to the disruption in global markets. Korean public sector borrowers accounted for the bulk of this issuance, with the Indonesian and Philippine sovereigns also completing successful benchmarks.

Infrastructure finance In Europe the flow of new transactions into the Infrastructure Finance market, particularly green-field projects as opposed to privatisation or monetisation transactions, has been significant. We have seen increasing levels of activity in many counties and sectors, notably in solar energy in Spain, in transport in central Europe, accommodation and transport in France and accommodation in Greece.

In the UK and Ireland Infrastructure markets since January have been characterised by a general improvement in financing terms and no deterioration in credit quality. The turbulence which has affected most of the monoline insurers has helped banks secure new mandates. This is because most infrastructure capital market transactions have traditionally been insured by monolines, however the significant fall in demand for monoline wrapped product has encouraged borrowers to favour bank debt solutions.

In the Americas, despite the continuing volatility in the debt markets as a result of sub-prime CDO/MBS write-downs, there remains great demand for infrastructure assets. Public sector authorities in both North and South America continue to launch new public-private partnership initiatives to address either strong economic growth or, in the case of the USA, an ever widening and unfunded infrastructure gap. Strong economic growth in Central and South America has required governments to increase investment to cope with increased demand for essential infrastructure such as transportation, energy, environmental (water/wastewater), schools and hospitals.

In Asia, there continues to be a reasonably strong flow of deals in the infrastructure sector. This reflects the long lead times involved and the continued appetite for this asset class. Margins are increasing in most markets where international players are active and there is a definite trend towards deals being concluded as a club of banks to avoid taking on any significant underwriting risk.

Capital markets Credit markets have suffered significantly in Q1 2008. Various economic releases in the first week of the quarter were particularly weak in both the US and Europe and this caused the December rally in credit markets to reverse entirely and then move significantly wider in spread terms. Rumours of significant bank write-downs became fact and bank spreads moved notably higher. Ultimately, the market was unable to discern rumour from fact and certain financial institutions experienced unprecedented selling pressure on their credits. This peaked in the bail-out of Bear Stearns, and subsided after the run on the credits and equity of Lehman Brothers which did not result in a failure. The largest UK mortgage provider, HBOS, also experienced a selling frenzy but this was short-lived. Equity markets finally gave in to the overall market turbulence and suffered significant falls (9 % in the US and 14 % in Europe). Corporate earnings are continually being forecast lower by the major investment banks – largely as raw commodity prices continue to move higher while GDP-growth estimates are lowered.

Asset management The demand for new supply will stay limited as there is still pressure on liquidity and investors still seem to be cautious about investing in the sector. Investors will continue to look for the less complex structures with transparent valuations to invest in for the near term.

Major events

On 29 January 2008, Hypo Real Estate Capital Corporation, New York, a wholly owned subsidiary of Hypo Real Estate Bank International AG, Munich, and Quadra Realty Trust, Inc., New York, announced the signing of a merger agreement. In accordance with this agreement, Hypo Real Estate Capital Corporation through its special purpose subsidiary HRECC Merger Sub Inc., which was formed for the purposes of this transaction, made a tender offer regarding the outstanding shares of 65.3 % in Quadra Realty Trust, Inc., which it did not own for a price of US$ 10.6506 per share in cash. In addition, Quadra Realty Trust, Inc., was to announce a dividend of US$ 0.3494 (a total of US$ 9 million) payable to Quadra Realty Trust, Inc.'s, shareholders if the tender offer was completed in accordance with the merger agreement. Therefore, each outstanding Quadra shareholder received US$ 11.00 in the aggregate for each Quadra share. On the date of expiration of the tender offer (12 March 2008, midnight) more than 89 % of the shares owned by outstanding shareholders of Quadra Realty Trust, Inc., (other than Hypo Real Estate Capital Corporation, Inc.) had been tendered which resulted in Hypo Real Estate Capital Corporation holding more than 90 % of Quadra Realty Trust, Inc.'s, shares through its wholly owned subsidiary HRECC Merger Sub Inc. Therefore, with effect from 14 March 2008 (4:01 p.m. EST), Quadra Realty Trust, Inc., could be merged with HRECC Merger Sub Inc. The transaction has now been completed. Since this date, Quadra Realty Trust, Inc., has become a wholly owned subsidiary of Hypo Real Estate Capital Corporation Inc. Quadra Realty Trust, Inc., is a company which invested primarily in commercial real estate financing and similar products.

On 31 January 2008, Hypo Real Estate Holding AG received notification of legal action taken by a shareholder who is enforcing claims for damages in connection with the ad-hoc release of 15 January 2008. The Company is assuming that the legal action does not have any prospects of success.

The change of the registered office of DEPFA Deutsche Pfandbriefbank AG from Frankfurt/Main to Eschborn became legally effective in the commercial register as of 19 March 2008.

Personnel On 9 January, Andrew Readinger, Deputy Chairman of the Management Board of DEPFA BANK plc, left DEPFA BANK plc as part of a mutually agreed arrangement. His duties for public sector origination will be taken over by Paul Leatherdale, who is already responsible for the infrastructure finance activities at DEPFA. Angus Cameron stepped down from DEPFA BANK plc Executive Board on 31 March 2008 to pursue other interests. Effective 1 April 2008, James Campbell, subject to final regulatory approval, will assume the role of Chief Financial Officer for DEPFA BANK plc as well as retaining his current role as Chief Operational Officer.

There has also been the following change in the composition of the Management Board of DEPFA Deutsche Pfandbriefbank AG: Dr. Marcel Morschbach will become a member of the Management Board of DEPFA Deutsche Pfandbriefbank AG with effect from 1 February 2008. Hans R. Keller, who has been a member of the Management Board of this bank since 1 January 2006, will retire on 31 March 2008.

Development in earnings

Hypo Real Estate Group

Hypo Real Estate Group operates its business in the three segments of Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. The range of products comprises commercial real estate financing solutions and public finance and infrastructure finance as well as capital markets and asset management.

Compared with the first quarter of the previous year, the pre-tax profit of Hypo Real Estate Group has increased by € 18 million to € 190 million (2007: € 172 million). However, these two figures are only comparable to a very limited extent because the previous year figure does not contain the contributions to earnings of DEPFA BANK plc and its subsidiaries (DEPFA) which were acquired on 2 October 2007, nor does it contain the refinancing costs for financing the acquisition. In order to permit a meaningful comment which makes sense in economic terms, the results of operations of Hypo Real Estate Group have thus been compared with the previous year income statement on a pro forma basis.

The pro forma prior year financial information has been prepared on the basis of the principles of the Institut der Wirtschaftsprüfer with regard to the preparation of pro forma disclosures (IDW RH HFA 1.004 "Preparation of pro forma financial information"). The statement, recognition and valuation of the pro forma financial information are consistent with IFRS principles. The statement, recognition and valuation principles which have been used are the same as those described in the audited and published consolidated financial statements of Hypo Real Estate Holding AG for the period ending 31 December 2007. The pro forma figures do not take account of any synergy or cost savings associated with the transaction. In accordance with the IDW principles relating to pro forma financial information, it has been assumed that the acquisition took place as of 1 January 2006 for the purpose of preparing the pro forma income statements. The pro forma financial information is based on the acquisition method in accordance with IFRS 3 (Business Combinations). Accordingly, the information available at the point of preparation has been used as the basis for spreading the calculated costs of purchase provisionally over the acquired assets and the transferred liabilities. The distribution is based on the market values of the acquired assets and liabilities as of 2 October 2007 which have been determined provisionally by management.

Compared with first quarter pro forma figures of the previous year, the development in earnings at Hypo Real Estate Group has been as follows:

Key Financials (pro forma)

		1.1.–31.3.2008	1.1.–31.3.2007
Operating performance			
Operating revenues	in € million	184	498
Net interest income and similar income	in € million	299	339
Net commission income	in € million	35	54
Net trading income	in € million	−98	28
Net income from financial investments	in € million	−29	77
Net income from hedge relationships	in € million	−19	–
Balance of other operating income/expenses	in € million	−4	–
Provisions for losses on loans and advances	in € million	33	34
General administrative expenses	in € million	145	160
Balance of other income/expenses	in € million	184	–
Pre-tax profit	in € million	190	304

Key ratio		1.1.–31.3.2008	1.1.–31.3.2007
Cost-income ratio (based on operating revenues)	in %	78.8	32.1

Operating revenues Operating revenues of € 184 million were considerably lower than the corresponding previous year figure (2007: € 498 million). The decline is attributable to all main types of revenue.

Net interest income and similar income declined by € 40 million to € 299 million (2007: € 339 million). This decline is attributable to two factors: Firstly, net interest income includes less one-off income than was the case in the corresponding previous year period. For instance, at DEPFA, the income from the sale of receivables was lower than the corresponding previous year figure (€ 16 million compared with € 39 million). Income from sales of receivables and prepayment fees also declined in the other entities. Secondly, net interest income of the current quarter was burdened by the interest rate positioning of DEPFA which was already closed in the meantime.

Net commission income amounted to € 35 million compared with € 54 million in the previous year. The decline is due to the lower level of new business in commercial real estate financing and lower income from asset management.

The turmoil on the financial markets which occurred in the second half of 2007 continued in the first quarter of 2008, and became even more serious in certain cases. This development had a further significant impact on net trading income in the first three months of 2008; this item declined to € −98 million, compared with € 28 million in the first quarter of the previous year. Negative spread changes resulted in reductions in the trading portfolios measured at fair value which have to be recognized in the income statement. A valuation change of € −87 million was attributable to synthetic CDOs. The synthetic CDOs comprise embedded derivatives which are required to be separated in accordance with IAS 39 and for which changes in value have to be recognized in the income statement. The spread changes also had a negative impact on the other trading portfolios.

Net income from financial investments which amounted to € −29 million (2007: € 77 million) was also affected by the turmoil on the financial markets. Whereas net income from financial investments in the previous year benefited from disposal gains of securities particularly in the Public Sector & Infrastructure Finance segment, the corresponding figure for the current year was affected by further impairments of € −88 million in relation to cash CDOs. The continuing weakness of the international financial markets in the wake of the subprime crisis in the USA meant that an impairment on the CDOs and other structured products was necessary. An effect of € 25 million attributable to the initial consolidation of Quadra Realty Trust, Inc.,

New York, had a positive impact on net income from financial investments. Because the interest of Hypo Real Estate Group in the sum of the fair values of the recognized assets, liabilities and contingent liabilities exceeded the costs of purchase, the surplus has to be recognized directly in the income statement in accordance with IFRS 3.56.

Net income from hedge relationships includes hedge inefficiencies within the range of 80 % to 125 % permitted under IAS 39 as well as the valuation results of dFVTPL assets and related derivatives. Overall, net income from hedge relationships amounted to € –19 million, after having been stated as € 0 million in the previous year.

The balance of other operating income/expenses was stated as € –4 million, which is lower than the corresponding previous year figure (2007: € 0 million); this item mainly comprises effects of currency changes which have to be recognized directly in the income statement.

Provisions for losses on loans and advances Additions of € 33 million to provisions for losses on loans and advances were almost unchanged compared with the previous year (2007: € 34 million). As was the case in the previous year, it was not necessary for any new provisions for losses on loans and advances to be created at DEPFA.

General administrative expenses General administrative expenses declined to € 145 million, and thus improved appreciably compared with the previous year (2007: € 160 million). This development underlines the great success achieved with the integration of DEPFA and the synergy which has already been achieved. The number of persons employed in the first quarter of 2008 was 2,000, which was unchanged compared with the end of 2007. Overall, the cost-income ratio deteriorated to 78.8 %, because the operating revenues declined to a greater extent than general administrative expenses as a result of the financial market crisis.

Balance of other income/expenses The balance of other income/expenses in the amount of € 184 million (2007: € 0 million) resulted from the mandatory convertible bond issued for financing the DEPFA acquisition. The mandatory convertible bond comprises an embedded compound derivative based on shares of Hypo Real Estate Holding AG; in accordance with IAS 39, it has to be separated from the underlying contract and measured separately at fair value. The change in fair value has to be recognised in the income statement.

Pre-tax profit Pre-tax profit for the first three months of 2008 is stated as € 190 million, which is lower than the corresponding previous year figure: (2007: € 304 million). Disregarding the effect from the derivative embedded in the mandatory convertible bond, pre-tax profit amounted to € 6 million. Despite the financial market crisis, the Hypo Real Estate Group thus achieved slightly positive net income as a result of the positive development in operating business.

Net income After taxes of € 35 million – excluding the deferred tax expense of € 7 million attributable to capitalized losses carried forward – net income for the first quarter of 2008 amounted to € 155 million. In addition, adjusted by the after tax effects from measurement of derivative embedded in mandatory convertible bond (€ 137 million) and the valuation result from CDO portfolio affecting income (€ 117 million), adjusted net income amounted to € 135 million, which is equivalent to an adjusted return on equity after taxes of 7.2 %. Excluding these effects, net income amounted to € 148 million which is completely attributable to the shareholders, because there are no minority interests.

Business segment Commercial Real Estate

Key Financials (pro forma)		1.1.–31.3.2008	1.1.–31.3.2007
Operating performance			
Operating revenues	in € million	231	223
Net interest income and similar income	in € million	194	183
Net commission income	in € million	21	37
Net trading income	in € million	–11	3
Net income from financial investments	in € million	23	–3
Net income from hedge relationships	in € million	–	1
Balance of other operating income/expenses	in € million	4	2
Provisions for losses on loans and advances	in € million	23	23
General administrative expenses	in € million	44	47
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	164	153

Key ratio		1.1.–31.3.2008	1.1.–31.3.2007
Cost-income ratio (based on operating revenues)	in %	19.0	21.1

The Commercial Real Estate segment essentially comprises the strategic, commercial real estate financing arrangements of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. Accordingly, the new segment comprises the domestic and international activities in the field of commercial real estate financing.

The segment demonstrates the strong viability in this key area of the Hypo Real Estate Group. In the first quarter of 2008, pre-tax profit of € 164 million was higher than the pro forma previous year figure of € 153 million.

Operating revenues increased to € 231 million compared with € 223 million in the previous year. This positive development is attributable mainly to increases in net interest income and similar income as well as net income from financial investments, which more than compensated for declines in net commission income and net trading income. Net interest income and similar income amounted to € 194 million compared with € 183 million in the previous year. The higher strategic real estate financing portfolio have had a positive impact in this respect. Net interest income was burdened by higher expenses for liquidity reserves. Net commission income declined by € 16 million to € 21 million as a result of the lower volume of new business and lower income from customer derivatives (Q1 2007: € 37 million). Trading portfolios resulted in a loss of € –11 million, compared with € 3 million in the previous year. As a result of higher gains from the disposal of securities net income from financial investments increased to € 23 million (Q1 2007: € –3 million). Because the changes in the values of the underlyings and hedging instruments balanced each other out completely, there was no net income from hedge relationships (Q1 2007: € 1 million). The balance of other operating income/expenses amounted to € 4 million (Q1 2007: € 2 million) and was attributable mainly to effects of currency changes which had to be recognized directly in the income statement.

Additions to provisions for losses on loans and advances amounted to € 23 million, which was precisely the same figure as seen in the previous year.

Despite the salary increases of normal dimensions, general administrative expenses of € 44 million were lower than the corresponding previous year figure (Q1 2007: € 47 million). This development is the result of a stringent cost policy. Because operating revenues increased and general administrative expenses declined, the cost-income ratio improved to 19.0 % compared with 21.1 % in the first quarter of 2007.

Business segment Public Sector & Infrastructure Finance

Key Financials (pro forma)		1.1.–31.3.2008	1.1.–31.3.2007
Operating performance			
Operating revenues	in € million	204	197
Net interest income and similar income	in € million	157	135
Net commission income	in € million	7	7
Net trading income	in € million	34	−3
Net income from financial investments	in € million	2	63
Net income from hedge relationships	in € million	4	−4
Balance of other operating income/expenses	in € million	–	−1
Provisions for losses on loans and advances	in € million	–	1
General administrative expenses	in € million	32	36
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	172	160
Key ratio		1.1.–31.3.2008	1.1.–31.3.2007
Cost-income ratio (based on operating revenues)	in %	15.7	18.3

The Public Sector & Infrastructure Finance segment mainly comprises the public sector business of DEPFA as well as the infrastructure financing business which was in the meantime pooled in DEPFA.

The new segment was created following the acquisition of DEPFA in 2007; it has produced a very positive performance and thus underlines the successful diversification strategy of the Hypo Real Estate Group. Compared with the pro forma figures calculated for the first quarter of 2007, pre-tax profit improved by € 12 million to € 172 million.

Operating revenues improved to € 204 million (Q1 2007: € 197 million), because a very positive performance in net interest income and similar income as well as net trading income more than compensated for a considerable decline in net income from financial investments. Net interest income and similar income increased by € 22 million to € 157 million. The main reasons behind the increase were a noticable improvement in the yields in new business and a volume of infrastructure financing which was considerably higher than the corresponding figure for the first quarter of 2007. The profits from the sale of loans and the profits from repurchase from liabilities were lower than the corresponding previous year figure. Net commission income amounted to € 7 million as was the case in the prior year. Net trading income resulted from treasury activities in connection with public financing business, and amounted to € 34 million mainly due to positive developments of market values of swaps (Q1 2007: € −3 million). After widening spreads had a negative impact on the price of state finance paper, a lower volume of financial investments was sold. Net income from financial investments accordingly declined to € 2 million, whereas it had amounted to € 63 million in the corresponding previous year quarter. Because the changes in the value of the underlyings and hedging instruments did not completely balance each other out, there was net income from hedge relationships of € 4 million (Q1 2007: € −4 million). The balance of other operating income/expenses was € 0 million (Q1 2007: € −1 million).

Additions to provisions for losses on loans and advances were not necessary in the public sector and infrastructure finance segment (Q1 2007: Portfolio-based allowances of € 1 million). General administrative expenses fell by € 4 million to € 32 million, thus demonstrating the success and synergies achieved so far with the integration of DEPFA. Because operating revenues as well as general ad-

ministrative expenses developed in a positive direction, the cost-income ratio improved to 15.7%, (Q1 2007: 18.3%). This very low ratio underlines the very high cost efficiency of the segment.

Business segment Capital Markets & Asset Management

Key Financials (pro forma)

		1.1.–31.3.2008	1.1.–31.3.2007
Operating performance			
Operating revenues	in € million	3	51
Net interest income and similar income	in € million	11	19
Net commission income	in € million	9	12
Net trading income	in € million	−41	23
Net income from financial investments	in € million	24	−6
Net income from hedge relationships	in € million	–	3
Balance of other operating income/expenses	in € million	–	–
Provisions for losses on loans and advances	in € million	–	–
General administrative expenses	in € million	22	24
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	−19	27

Key ratio		1.1.–31.3.2008	1.1.–31.3.2007
Cost-income ratio (based on operating revenues)	in %	>100.0	47.1

The Capital Markets & Asset Management segment comprises all activities of the Group in connection with the capital market as well as asset management for real estate secondary products. The focus is on products such as customer derivatives, securitisations and selected asset management solutions. Own dealing activities were reduced since the second half of 2007.

As was the case in the second half of 2007, the turmoil on the financial markets had a considerable impact on the results of operations of the Capital Markets & Asset Management segment. In consequence, pro forma pre-tax profit amounted to € −19 million in the first three months of 2008, whereas it was still positive on the basis of pro forma figures in the corresponding previous year period (Q1 2007: € 27 million).

The less positive result is reflected mainly in operating revenues, which amounted to € 3 million (Q1 2007: € 51 million). Net interest income and similar income fell by € 8 million to € 11 million. The decline is mainly attributable to the reduction of assets. Net commission income fell from € 12 million in the corresponding previous year quarter to € 9 million, mainly because less income was generated from business with customer derivatives and asset management. Net trading income, which amounted to € −41 million (Q1 2007: € 23 million), was mainly affected by the financial market crisis. The loss was mainly attributable to deteriorations in the credit spreads among others at investment grade credit derivatives and the valuation of state guaranteed US student loans. Net income from financial investments includes the effect in the amount of € 25 million from the initial consolidation of Quadra Realty Trust, Inc., New York. As was the case in the corresponding previous year quarter, there was no net

income from hedge relationships, and there was also no balance of other operating income/expenses.

As was the case in the first quarter of 2007, additions to provisions for losses on loans and advances were not necessary. As a result of the success and synergies achieved with integrating DEPFA, general administrative expenses fell by € 2 million to € 22 million. Due to the lower operating revenues, the cost-income ratio was > 100 % (Q1 2007: 47.1 %).

Development in assets

The total assets of the Hypo Real Estate Group amounted to € 392.1 billion as of 31 March 2008, compared with € 400.2 billion as of 31 December 2007. The Hypo Real Estate Group did not have any non current assets held for sale as of the above reference dates.

The trading activities of DEPFA have resulted in trading portfolios which were lower compared with the beginning of the year; these portfolios were reduced in response to the turmoil on the international financial markets. The cash reserve also declined compared with the end of the year as available funds were invested. This has resulted in an increase primarily in the volume of financial investments. Under financial investments, the main increase was reported for the volume of bonds and debt securities from public issuers. The strong new business in the Public Sector & Infrastructure Finance segment was evident in this respect. Following the complete acquisition of Quadra Realty Trusts, Inc., New York, and the subsequent full consolidation, there are no longer any shares accounted for using the equity method. The other assets increased compared with the end of the year. Similar to the situation with the other liabilities, this increase was attributable to the development in the positive market values of derivative hedging instruments, which rose as a result of the lower level of interest rates on many markets.

Loans and advances to customers and loans and advances to banks changed only slightly compared with the end of the year. Although the volume of new business failed to match the figures shown for recent quarters, the early repayments were also much lower.

The contingent liabilities attributable to the total volume of lending amounted to € 4.1 billion as of 31 March 2008 (31 December 2007: € 4.4 billion).

The total volume of lending amounted to € 257.4 billion as of 31 March 2008, compared with € 256.2 billion at the end of 2007.

Loan portfolio development The loan portfolio includes unlike the documentary total volume of lending in the following also loan commitments and securities and is the basis for group management.

The strategic real estate financing portfolio amounted to € 65.9 billion as of 31 March 2008, compared with € 65.6 billion as of 31 December 2007. Of this figure, € 55.3 billion was paid out (31 December 2007: € 54.3 billion). The volume of new business for strategic real estate financing business amounted to € 3.1 billion (first quarter 2007: € 6.2 billion). The total portfolio volume increased slightly, in spite of low new business volumes compared to the previous year as the prepayments decreased as well. The return after taxes on new business increased to more than 15 %.

Public finance amounted to € 232.5 billion as of 31 March 2008 (31 December 2007: € 229.0 billion). Of this figure, € 211.8 billion has already been paid out. The volume of new business for public finance amounted to € 15.1 billion (first quarter 2007 including DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG: € 14.1 billion).

Infrastructure finance amounted to € 17.9 billion as of 31 March 2008 compared with € 18.4 billion as of 31 December 2007. Of this figure, € 15.4 billion has already been paid out. The volume of new business for infrastructure finance amounted to € 1.6 billion (first quarter 2007 including DEPFA BANK plc: € 2.5 billion).

The capital markets portfolio amounted to € 13.9 billion as of 31 March 2008 compared with € 18.3 billion as of 31 December 2007.

There are also assets under management of € 19.2 billion (31 December 2007: € 20.5 billion). The decline is attributable to the reduction of client funds following the turmoil on the financial markets.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 31 March 2008 is still sound; all current obligations can be met. The liabilities have a balanced maturity structure.

Total Group liabilities amounted to € 386.6 billion at the end of the quarter, compared with € 394.1 billion as of 31 December 2007. The reduced trading activity is reflected in lower trading liabilities. The liabilities evidenced by certificates declined due to various reasons, including the sale and streamlining of non-strategic portfolios in financial 2007. On the other hand, liabilities to other banks increased appreciably. This increase is also attributable to the issuing of borrowers' note loans. The other liabilities increased compared with the end of the year. Similar to the situation applicable for other assets, this increase is attributable to the development in the negative market values of derivative hedging instruments, which rose as a result of the lower levels of interest rates on many markets.

Shareholders' equity (excluding revaluation reserve) amounted to € 8.1 billion as of 31 March 2008, compared with € 7.9 billion as of 31 December 2007. Shareholders' equity declined by € 9 million as a result of the 211,896 treasury shares held in the portfolio of DEPFA BANK Deferred Stock Trusts, Dublin. The revaluation reserve declined by € 746 million compared with the previous year end. Changes in fair value attributable to AfS financial instruments – particular caused through widening of credit spreads in public sector business – which were recognised in equity resulted in the AfS reserve declining by € 950 million to € –1,296 million. This development reflects the price adjustments due to the increased level of market rates for the holdings classified as AfS. This also includes the effects attributable to the valuation of the structured products. On the other hand, the cash flow hedge reserve became less negative and amounted to € –1,287 million (31.12.2007: € –1,511 million). The AfS reserve and cash flow hedge reserve are not taken into consideration for the purpose of calculating return on equity.

The other commitments decreased to € 30.5 billion in comparison as of the end 2007 (€ 35.5 billion). This includes liquidity facilities of € 12.3 billion issued by DEPFA. The liquidity facilities – a product that is unique to the US – are tied to tax exempt municipal bond issues. The receivables which have not been disbursed or which have not been disbursed in full are reflected in the irrevocable loan commitments and amounted to € 16.7 billion as of 31 March 2008.

Regulatory indicators according to Basel II[1]

The Hypo Real Estate Group reports sound capitalisation for regulatory purposes (according to BIS) as of 31 March 2008. Core capital (Tier I) amounts to € 7.3 billion compared with € 7.1 billion as of the end of 2007. Supplementary capital (Tier II) amounts to € 2.8 billion (31 December 2007: € 2.9 billion). Overall therefore, own funds amount to € 10.1 billion, compared with € 10.0 billion at the end of 2007. There was no Tier III capital as of the reporting dates.

[1] To calculate the regulatory figures, the former definition of core capital according to BIS was utilized for the purpose of better comparisons. The risk weighted assets were calculated on the basis of the German Solvency Regulation (SolvV). For these risk weighted assets, the amounts were calculated according to the Advanced Internal Rating Based Approach for those portfolios, for which the Hypo Real Estate Group applied for approval from the German Federal Financial Supervisory Authority. This applies primarily to Hypo Real Estate Bank AG, Hypo Real Estate Bank International AG, Hypo Public Finance Bank, and Hypo Pfandbriefbank International. For the entities of the former DEPFA Group, the risk weighted assets were calculated according to the Standardized Approach. For calculating the capital requirements for Operational Risk, the Standardized Approach was applied across the entire group.

The core capital ratio is 8.3 % (compared to 7.0 % according to the old BIS logic at 31 December 2007), the own funds ration is 10.9 % (compared to 9.4 %). The changes resulted primarily from the switch in the calculation methodology for the risk weighted assets (RWA) from the BIS logic to the Basel II values according to the German Solvency Regulation (SolvV).

Refinancing

Refinancing of the Hypo Real Estate Group is managed centrally for the Group and carried out by the operating entities. The following presentation details the refinancing operations of the first quarter 2008 and allocates the refinancing transactions to the business segments.

Commercial Real Estate Finance Refinancing of the Commercial Real Estate (CRE) segment is assured via two issuers and managed centrally in Munich. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG are the German issuers; they are active on the money markets and also issue mortgage Pfandbriefe and senior unsecured bonds.

Issues of mortgage Pfandbriefe played a minor role in the first quarter of 2008. This is due to the sale of the non-strategic retail portfolio of € 4.3 billion (at the time at which the contract was concluded), which consisted mainly of loans eligible as cover. The outflow of cover funds however has already been replaced by new business, and mortgage Pfandbriefe worth € 960 million have already been issued in the first three months of 2008.

The Pfandbrief plays a strategic role for the Commercial Real Estate segment, and the private placements are complemented by Jumbo Pfandbrief issues during the year.

Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG were able to place senior unsecured bonds with a volume of € 4.3 billion almost exclusively by way of private placements in the market. Most of this volume was placed by way of borrowers' note loans, which were complemented by bearer debt instruments via the medium term note programmes of the banks.

In the field of short-term refinancing, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG take advantage of the available products and markets such as Interbank deposits, commercial paper programmes, certificate of deposit programmes and bilateral as well as tri-party repo transactions. Apart from Munich, New York has also become established as a liquidity centre and contributes towards diversifying the short-term funding mix. US$ and Canadian Dollar deposits and commercial paper programmes are the main refinancing sources in this respect. Some major US investors have been gained in the meantime for the Hypo Real Estate Group.

The balanced refinancing structure with a mix of short-term and long-term funding in international markets as well as the strong backing in the German investor base have particularly demonstrated their worth. Despite the difficult climate and the turmoil on the capital market since July 2007, the Hypo Real Estate Group has been able to successfully raise funds, place securities on the market and cover all liquidity requirements.

Public Sector & Infrastructure Finance and Capital Markets & Asset Management DEPFA's long-term funding activities in first quarter 2008 focused on Covered Bond issuance, using both the DEPFA ACS BANK and Pfandbriefbank Covered Bond platforms.

DEPFA Deutsche Pfandbriefbank returned to the market after a 3-year absence with an extremely successful € 2 billion, 5-year public sector Jumbo Pfandbrief which priced at Midswaps flat re-offer. This transaction was characterised by a high quality investor base (Central Banks took 41.3 % of the allocation) and broad geographical distribution with strong participation from investors in Germany, the Nordic region and Asia. Overall, the high quality and widespread distribution reflects the strong name recognition that DEPFA enjoys in the market as well as investors' continued support for the Public Sector Pfandbrief product.

Activities in the DEPFA ACS BANK in the first quarter were marked by solid MTN flow. Trading was strongly focused on achieving flow in US$-denominated private placements, as a result of the significant asset opportunities in the public sector markets in the United States.

Despite continuing challenging funding markets, DEPFA continues to source liquidity from a diverse range of counterparties and geographies. First quarter 2008 re-affirmed DEPFA's access to term liquidity at attractive pricing.

DEPFA sourced large volumes of term liquidity, total liquidity flows in the first quarter was € 160 billion. Flow was sourced across our entire money market funding platform. We continue to experience good demand for all our paper programs with the average life of commercial paper and deposit taking business remaining constant at around 114 days.

Importantly our access to a large pool of diversified direct investors has resulted in our stable unsecured funding spread of approximately Euribor –4 bps, remaining intact.

We continue to be a significant beneficiary in respect of our REPO funding operations. The flight to quality that existed in respect of sovereign and sub-sovereign bonds remain in play, thus we continued to refinance these portfolios at very attractive sub-libor levels.

Overall, the average life of our money market liabilities remained constant at 171 days combined with a funding spread achieved of Euribor – 21.4 bps.

It is evident that our model continues to perform robustly in difficult global market conditions.

Summary

The turmoil on the capital and financing markets has continued in the first quarter of 2008 and has become even more serious in certain cases. This has resulted particularly in further write-downs and impairments of the Collateralised Debt Obligations, which have had a considerable impact on net income from financial investments and net trading income. On the other hand, exceptional income from the derivative embedded in the mandatory convertible bond has had a positive impact.

Report on Related Party Transactions

With effect from 14 March 2008, Quadra Realty Trust, Inc., New York, which was previously accounted for using the equity method, became a wholly owned subsidiary of Hypo Real Estate Capital Corporation. Previously, the 65.3 % of shares in Quadra Realty Trust, Inc., which were held by external shareholders were acquired for a price of US$ 10.6506 in cash per share. In addition Quadra Realty Trust, Inc., was to announce a dividend of US$ 0.3494 (a total of US$ 9 million) if the takeover offer was accepted, so that the external shareholders received a total of US$ 11.00 for each Quadra share.

With the exception of the transactions detailed above, no major transactions with related parties were carried out in the first quarter 2008.

Events after 31 March 2008

A group of investors coordinated by J.C. Flowers & Co. LLC, and consisting of J.C. Flowers & Co. LLC, Shinsei Bank Limited and Grove International Partners LLP, has decided on 16 April 2008 to submit via an acquisition vehicle a voluntary public offer to the shareholders of Hypo Real Estate Holding AG to purchase 50,076,000 shares of Hypo Real Estate Holding AG. This is equivalent to approx. 24.9 % of all outstanding shares of Hypo Real Estate Holding AG, excluding the additional shares to be issued in August 2008 after the conversion of the mandatory convertible bond issued by Hypo Real Estate Finance B.V. for partially financing the DEPFA acquisition. The offer price shall be € 22.50 in cash per Hypo Real Estate Holding AG share.

The State Court (Landgericht München I) on 29 April 2008 ordered Bayerische Hypo- und Vereinsbank AG to pay a total of € 105 million (sum of petition plus cumulative interest) to Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG, both members of the Hypo Real Estate Group. An appeal to the Higher State Court (Oberlandesgericht) can be submitted against the verdict.

Apart from the above, there have been no reportable events after 31 March 2008.

The situation on the capital and financial markets continued to be very tough in the first quarter of 2008. Credit- as well as refinancing spreads have widened further and individual sub-markets, particularly those for structured products, do not exist any more or operate only to a very limited extent. This again demonstrates the importance and the benefits of the independent risk management system of the Hypo Real Estate Group for identifying and quantifying all major risks which may be associated with conducting higher yielding business.

The responsibilities and duties of the various management bodies, the organisation structure as well as the individual risk measurement and management methods, systems and processes are described in detail in the risk report of the Annual Report for 2007. This quarterly report focuses particularly on changes and developments in the first quarter of 2008.

In general, the methods, processes and systems introduced throughout the Group are permanently monitored and improved in order to further fine-tune the benefit for overall bank management.

Risk management organisation and governance

The risk management system of the Hypo Real Estate Group is centrally organised, and with regard to management, features divisions reflecting the business segments. The following aspects are also applicable:

- The Group Management Board is responsible for all strategic and operational decisions, also with regard to risk management.
- The Supervisory Boards of the Holding as well as legal entities of Hypo Real Estate Group regularly review the strategies and the risk profile of the Group with its subsidiaries.
- Risk management at Group level is the responsibility of the management bodies of the Group Risk Management Committee (RMC) and the Group Asset Liability Committee (ALCO) which meet monthly. The relevant members of the Management Board and the heads of the relevant segments serve on these Committees.

Type of risks encountered and risk profile

The Hypo Real Estate Group distinguishes between the following main risk types:

- Credit risk,
- Market risk,
- Liquidity risk,
- Operational risk.

The risk profile of the Group is still characterised by credit risk (including the credit spread risk of all positions of the banking book). Market risk in the first quarter of 2008 was particularly affected by the widening of the credit spreads of the trading book positions. Liquidity risk, as well as operational risk, are virtually unchanged compared with December 2007.

General risk strategies and policies

The Risk Management Committee (RMC) and the Group Management Board are responsible for adopting resolutions regarding the Group-wide risk strategy and policy as well as the risk limits. The adjustments to the General Principles for Managing Credit Risk applicable throughout the Group as well as the new limit structure for market risk management, which were adopted in the first quarter of 2008, reflect the business and risk strategy of the new Group which is currently being fine-tuned and is also about to be adopted.

Risk reporting

The regular Board-level risk reports are the daily Market & Liquidity Risk Report, the monthly reports from the Group Risk Management Committee and the Group Asset Liability Committee and the quarterly Group Risk Report. These reports give the Management Board a comprehensive overview of the risks by risk type and legal operating unit and include detailed information, e.g. current hot spots.

Besides these executive risk reports, the management of the Group's risks is supported by a series of regular as well as ad hoc reports.

Credit risk

Credit risk is the risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterparty. Counterparty risk, country risk, collateral risk, settlement risk and issuer risk are also included in credit risk.

In the General Principles for Managing Credit Risk Hypo Real Estate Group has defined roles and responsibilities as well as group wide applicable principles about processes with regard to credit approval, credit risk monitoring and management. The substantial components of the principles have been laid out in the annual risk report 2007.

Credit risk measurement and organisation of credit risk function

To evaluate the Credit Risk VaR, Hypo Real Estate Group employs a credit portfolio model, quantifying the impact of a potential deterioration of the credit quality as well as the impact of a change of risk premiums (credit spreads).

Within the Group Risk Management Organisation, credit risk management is carried out on portfolio level by Credit Risk Management departments, which are aligned with the business segments. The ongoing market and credit portfolio analysis is supported by decentralised credit professionals to bring an understanding of local market conditions to the credit risk process.

An essential goal of credit risk management is to optimise the risk/return ratio and the risk profile of the Group's portfolio in compliance with the risk strategy of the Group.

Credit exposure

The Group credit exposure as of 31 December 2007 totalled € 409 billion on an exposure at default (EaD) basis being virtually unchanged compared to year end 2007. The term EaD considers those pro-rata interest that can be delayed before the default of a customer is recognized (at last 90 days of delay) as well as the irrevocable loan agreements that a customer is able to draw down despite a considerable decrease in his rating. Regarding derivatives, the EaD is calculated as the sum of the current market value and the regulatory add-on that describes a buffer for potential future increases of market value.

In addition to property collateral, other financial securities and guarantees are also accepted as collateral in the Commercial Real Estate and Infrastructure Finance segment (e.g. guarantees, fixed-income securities, etc.).

Overview of Group credit portfolio: € 409 billion The credit portfolio comprises the segments Public Sector & Infrastructure Finance, Commercial Real Estate (CRE), Financial Institutions CRE, Capital Markets & Asset Management and Corporate Center. The main focus is on the Public Sector & Infrastructure Finance segment (61%; December 2007: 62%).

The Corporate Center exposure contains assets of € 13.3 billion entered by DEPFA in the context of interest rate positioning. With the exception of a minor position, the interest rate position has been micro hedged. Furthermore the Corporate Center book contains structured products in bank book (see below) as well as a small real estate portfolio stemming from pre-DEPFA spin off which is bank guaranteed.

Group credit portfolio:
Breakdown of credit portfolio by business segment

as of 31.3.2008 (quarterly change)


Corporate Center
5 % (+/–0 %)
Capital Markets &
Asset Management
8 % (–1 %)
CRE Financial
Institutions
10 % (+1 %)
Public Sector &
Infrastructure
Finance 61 % (–1 %)
Commercial Real
Estate 16 % (+1 %)

Total: € 409 billion (+ € 1 billion)

The geographical distribution of the exposure at default remained almost unchanged compared to December 2007. The exposure is still concentrated in Germany respectively Western Europe.

Group credit portfolio:
Geographical breakdown of credit portfolio

as of 31.3.2008 (quarterly change)


France 5 % (+/–0 %)
Japan 3 % (+/–0 %)
Great Britain
7 % (–1 %)
Germany
28 % (+1 %)
Italy 10 %
(+1 %)
Other Western
Europe
13 % (+/–0 %)
USA 17 % (–1 %)
Others
17 % (+/–0 %)

Total: € 409 billion (+ € 1 billion)

The distribution of the entire country risk of the Hypo Real Estate Group according to internal rating classes as of 31 March 2008 shows that the exposure of the Group to countries with a rating BBB+ or worse is only 3 % while the major exposure of AAA to AA– rated countries increased to 92 % (84 % as of December 2007). The increase is caused by the results of the regular internal country rating assessment which resulted in a rating upgrade of several countries in the first quarter of 2008. As a result of the internal rating process maximum limits have been assigned to each country/group of countries within certain rating corridors. All country ratings and country limits are subject to at least an annual assessment by the Group Risk Management Committee. The revised country ratings and limits are then subject for approval by the Group's Management Board and Supervisory Board.

Group credit portfolio:
Breakdown of country risk by ratings

as of 31.3.2008 (quarterly change)


BBB + and worse
3 % (+/–0 %)
A+ to A–
5 % (–8 %)
AA+ to AA–
19 % (–2 %)
AAA
73 % (+10 %)

Total: € 409 billion (+ € 1 billion)

Alternative credit business in Bank Books: book value € 4.5 billion Within the scope of its alternative credit business, the Hypo Real Estate Group had invested in securities where the underlying credit risk was linked to the real estate sector ("Real Estate Linked Investments" like CMBS or RMBS) or linked to corporate risks or a mix of both ("Credit Linked Investments" like CDO, CLO and CSO). Both types of investment are now mostly earmarked as legacy portfolio in Corporate Centre. The strategy of Hypo Real Estate Group does not allow any new investments in Credit Linked Investments, which account for less than half of this legacy portfolio with € 1.5 billion. Similar to the Credit Linked Investments in Corporate Centre, also a dominant share of the Real Estate Linked Investments, which amount to € 3.0 billion, are comprised of investments acquired prior to the Group's spin-off in 2003. The change in book value by – € 0.7 billion is caused by the impacts of the US$ decrease and the further increase of credit spreads.

According to the rules of IAS 39.10, embedded derivatives have been separated from securities and valued at market/model prices. The separated, embedded derivatives are reported in line with the underlying transaction and valued in relation to the income statement. In the first quarter of 2008, these derivatives lost € 78 million of their value.

Market values are calculated by Group Risk Control according to the valuation hierarchy of IAS 39. Call date relevant transaction- and market prices are used. When these are not available, valuation methods, compliant with market standards are used.

Credit Risk Management is responsible for constant monitoring and management of the structured products. It also reports any necessary impairment required on the basis of the impairment calculations. An impairment test is triggered by predefined trigger events in accordance with IAS 39.59.

Market risk

Market risk is defined as the risk of loss of value due to volatility in market prices of financial instruments. This includes but is not limited to the risk of potential loss arising from changes in market conditions, mainly:

- Interest rate risk,
- Credit spread risk.

Hypo Real Estate Group monitors the market risk by encouraging risk awareness in the front office, ensuring that limits are monitored by Group Risk Control and also if necessary by implementing an escalation procedure over all decision-making bodies right through to the Management Board.

Market risk is controlled through a combined Value at Risk limit on the trading book and the Available for Sale positions as well as by monitoring sensitivities so that the market risk exposure of the Group fits within the risk strategy of the Group.

Market risk monitoring is the responsibility of the Group Risk Control unit, which reports directly to the Chief Risk Officer of the Group and to the Group Asset Liability Committee. The responsibilities include the measurement, monitoring and management of traded market and liquidity risk.

Group Risk Control calculates market risk daily for the full portfolio using a Value at Risk (VaR) approach. VaR figures are calculated using the variance-covariance methodology for both trading and banking books. Correlations and volatilities are calculated based on a history of 250 trading days. The VaR is calculated on a consolidated Group-level basis, as well as broken down by legal entity, business segment, and desk level. It is based on a ten-day holding period with a one-sided 99 % confidence interval.

The interest risk of own dealings was again significantly reduced in the first quarter of 2008 compared with 2007.

Interest rate risk (10 day VaR) of Hypo Real Estate Group

in € million	1st quarter 2008	Business year 2007
Average VaR	22	56
Minimum VaR	11	14
Maximum VaR	32	106

In addition the measurement of credit spread risks maps the potential present value changes in case of changes in the credit spreads influencing the prices of securities and derivatives. Credit spread risk measurement systems are in place for the respective positions and will be continuously refined and harmonised.

The notionals of transactions denominated in foreign currency are hedged dynamically. Open positions are generally closed within a short time frame.

Other market risks such as equity risks or inflation risk position are taken to a very limited extent. Financial derivatives are mainly used for hedging activities.

The daily report to the Group Management Board on the VaR, the limit utilisation and the actual changes in the present value is supplemented by regular back tests and stress tests. There were no negative overdrawn situations at the Group level in back testing in the first quarter of 2008.

Liquidity risk

Hypo Real Estate Group distinguishes between market liquidity risk and liquidity risk. Market liquidity risk relates to the risk that an asset cannot be sold at the price determined by internal models or that there is no market at all. Liquidity risk refers to the risk that the Group, or a member of the Group, might not be able to fulfil its financial obligations at any time. For management purposes liquidity risk is split into different time horizons: short-term; mid-term and long-term horizon (refinancing or funding risk).

The objective of liquidity risk management is to ensure that the Group and all of its subsidiary banks are solvent and able to fulfil their payment obligations at all times and in all market conditions The liquidity risk is strictly monitored on a daily basis, and is supported by forward-looking stress tests. Two competence centres are responsible for the following areas for managing liquidity: Commercial Real Estate Finance (Munich) as well as Public Sector & Infrastructure Finance and Capital Markets & Asset Management (Dublin).

Despite the fact that the market situation continues to be difficult, the Group still enjoys a stable liquidity position in terms of the internal observation horizon and also in accordance with principle II of the German Banking Act (Kreditwesengesetz). The liquidity ratios of the German banks in accordance with principle II KWG was between 1.19 and 1.44 as of March 2008, and was thus higher than the required minimum of 1.00. For short-term funding, all banks in the Group have adequate access to the money market as well as liquidity reserves. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European central bank or can be given in the repo market. As of 31 March 2008, the Group had a liquidity reserve of € 40.4 billion.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition includes legal risk but excludes strategic and reputational risk.

The Group's primary aims are the early identification, recording, assessment, monitoring, prevention and mitigation of operational risk, as well as timely and meaningful management reporting.

The core objectives, the processes and procedures for uniform risk identification measurement and early risk management which are used throughout the Group are described in detail in the Risk Report as of the end of 2007.

The regularly reported key risk indicators as an early warning system as well as current valuations from the loss database are currently not providing any indication of an increased level of operational risk in the Group.

Summary and outlook

In the light of the very fragile credit and financial markets which have still not stabilised the risk management system of the Hypo Real Estate Group is facing major challenges, which were successfully overcome in the first quarter of 2008. The timely monitoring of the risk positions together with active risk reduction and the definition of tight limits have so far prevented any losses which might pose a threat to the existence of the Bank.

The process of revising the risk strategy and the risk policies will be completed in the second quarter. The strategy will reflect the expectations of the Hypo Real Estate Group of financial markets which will continue to be very fragile and impact the growth of the main economies.

Macro-economic conditions

Whereas at the end of 2007 many market observers were still assuming that the consequences of the financial market crisis had come to an end to a large extent, these assessments have proved to be excessively optimistic in view of the latest developments. However, there has been an increase in the perception of uncertainty relating to the extent and duration of the crisis rather than an increase in objective indications of the depth of the crisis.

This uncertainty is being increasingly reflected in the real economy. The leading indicators in the USA and the Euro zone are now pointing in the direction of an economic slowdown, following a year of positive performance in 2007. In view of job losses which have been comparatively serious recently, there are even indications of a possible recession in the USA – although the currently available figures are not conclusive in this respect. An important aspect for the outlook is that a clearly expansionary policy has currently been adopted for the monetary as well as fiscal policy in the USA. The political decision makers in the USA are thus prepared to nip any signs of recession in the bud.

For Germany, growth forecasts for 2008 are still running at around 2 %, whereby the uncertainty has increased compared with the end of 2007. The international monetary fund in February lowered its forecast for Germany to 1.5 % for 2008.

Sector-specific conditions

Commercial real estate financing The fragile state of the credit market is set to continue into the subsequent quarters and the continuing theme of close portfolio monitoring by real estate lenders will still dominate. Interest rates in many countries are still forecast to fall further in the coming months, which is expected to continue the alleviation of short term funding pressures. However, many real estate investors will continue to watch from the sidelines, preferring to conserve capital, only looking to participate once visibility and outlook have materially improved. This combination of slow demand from investors and lack of credit appetite from lenders is expected to result in low transaction volumes and the possibility of further yield increases for developed market real estate in the second quarter.

Public sector origination Globally, the long term needs for Public sector clients' financing needs remains unchanged. Public sector issuers' need to fund more of their budget deficits via the financial markets continues to increase. Aging demographics correspond to pension and healthcare funding opportunities being one example of this increasing need.

The credit outlook is positive and fundamentals for public sector borrowers remain intact with little change in the credit evaluation of issuers since pre-crisis. A backlog of issuers who have postponed funding and over-saturation of local currency markets should lead to an increase in issuance in the future. In America, a combination of factors including the credit crunch has led to significantly wider spreads and resulted in fewer issuers being able to afford to come to market, but we expect normalization and investor confidence to return in due course. However the backlog of supply will ensure spreads do not return to levels of a year ago anytime soon. In Europe, the picture is differentiated, with various parts of the market moving in different directions. In general, spreads of highest-volume issuers have suffered most, as the markets' ability to absorb new primary issuance is challenged. Issuers whose debt is ECB repo eligible are able to borrow, as the market participants are prepared to lend to such issuers with the backstop of Central bank repo facilities safeguarding them against new liquidity risk pressure.

Infrastructure Finance In Europe pricing is increasing reflecting the reduced liquidity in the market. Underwriting risk has also increased although good quality transactions of up € 750 million continue to clear in the market.

In the UK and Ireland we believe that the credit markets will continue to be difficult which should provide the opportunity to improve terms on new transactions. The general pipeline of new infrastructure financing is still very strong. Furthermore as both the Irish and British governments continue to face budgetary pressures we expect the desire to use private financing for public projects will increase over the coming years.

A slowing US economy will result in lower public sector tax revenues and therefore a need to consider new alternatives to either develop new, or to maintain existing infrastructure.

In Asia the outlook for the near term continues to be fairly robust, particularly in Australia, Singapore and Japan.

Capital markets There is little sense of optimism for Q2. Although banks are attempting to repair battered balance sheets by soliciting capital from external sources, there is little sense that capital is once again flowing freely. However, increasing liquidity is being made available by the central banks and ultimately this should allow newly re-capitalized banks to clear log-jams of leveraged loans and non-distressed ABS securities. The markets may find a tipping point in terms of confidence to provide credit again, but this might be tempered by increasing signs of economic slowdown in both the US and Europe.

Asset management The markets experienced a lot of pressure on asset prices and liquidity as a result of unprecedented turbulence. The FRB in an effort to add liquidity to the market expanded the asset types that it will accept under its financing arrangements and additionally added the Primary Dealer Facility late in the quarter. In general, new issuance was still limited to certain asset classes and there was clear tiering across issuers and sectors in the structured finance area.

Company-specific conditions

The forecasts which relate to the future development of the Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions on which the forecasts are based fail to materialise, or if risks (as detailed in the Risk Report) occur to an extent which has not been calculated, the actual results may differ from the results which are currently expected.

After the crisis in financial and capital markets continued and even partially intensified in the first quarter of 2008, it remains impossible to give a reliable evaluation of the short-term condition of the markets. The international financial markets remain fragile and in some sectors are not or are only partially functioning. Against this background, continued pressures on credit business – and therefore also for Hypo Real Estate Group – may not be ruled out in subsequent quarters.

The Management Board reckons in principle with continued positive development in operating business.

Based on the continued volatile development of the markets and the possible effects on the development of results of the Group, it is currently not possible to make any firm statements on the continued development of business in 2008.

Consolidated Financial Statements

Income Statement for the period from 1 January to 31 March 2008

Income/expenses

In € million	Note · Page	1.1.–31.3.2008	1.1.–31.3.2007	Change In € million	Change in %
Operating revenues	8 · 41	184	295	−111	−37.6
Net interest income and similar income	9 · 41	299	217	82	37.8
Interest income and similar income		4,224	1,828	2,396	>100.0
Interest expenses and similar expenses		3,925	1,611	2,314	>100.0
Net commission income	10 · 41	35	42	−7	−16.7
Commission income		60	50	10	20.0
Commission expenses		25	8	17	>100.0
Net trading income	11 · 41, 13 · 42	−98	17	−115	<−100.0
Net income from financial investments	12 · 41, 13 · 42	−29	13	−42	<−100.0
Net income from hedge relationships	14 · 42	−19	4	−23	<−100.0
Balance of other operating income/expenses	15 · 42	−4	2	−6	<−100.0
Provisions for losses on loans and advances	16 · 42	33	34	−1	−2.9
General administrative expenses	17 · 42	145	89	56	62.9
Balance of other income/expenses	18 · 43	184	–	184	>100.0
Effects from DEPFA acquisition		184	–	184	>100.0
Pre-tax profit		**190**	**172**	18	10.5
Taxes on income	19 · 43	42	65	−23	−35.4
thereof:					
Deferred taxes on capitalised losses carried forward		7	23	−16	−69.6
Effects from DEPFA acquisition		47	–	47	>100.0
Net income/loss		**148**	**107**	41	38.3
attributable to:					
Equity holders (consolidated profit from the parent company)		148	107	41	38.3
Minority interest		–	–	–	–
		148	**107**	41	38.3

Earnings per share

In €	Note · Page	1.1.–31.3.2008	1.1.–31.3.2007
Basic earnings per share	21 · 44	0.73	0.80
Diluted earnings per share	21 · 44	0.73	0.80
Basic earnings per share[1]	21 · 44	0.66	0.97
Diluted earnings per share[1]	21 · 44	0.66	0.97

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward

Balance Sheet as of 31 March 2008

Assets

in € million	Note · Page	31.3.2008	31.12.2007	Change in € million	Change in %
Cash reserve		1,064	10,654	−9,590	−90.0
Trading assets	22 · 45	18,653	20,552	−1,899	−9.2
Loans and advances to other banks	23 · 45	47,515	51,975	−4,460	−8.6
Loans and advances to customers	24 · 45	213,417	213,173	244	0.1
Allowances for losses on loans and advances	26 · 46	−910	−905	−5	−0.6
Financial investments	27 · 47	94,526	88,851	5,675	6.4
Property, plant and equipment		65	68	−3	−4.4
Intangible assets		2,549	2,555	−6	−0.2
Other assets	28 · 47	11,756	9,870	1,886	19.1
Income tax assets	29 · 47	3,472	3,381	91	2.7
Current tax assets		130	114	16	14.0
Deferred tax assets		3,342	3,267	75	2.3
Total assets		**392,107**	**400,174**	−8,067	−2.0

Equity and liabilities

in € million	Note · Page	31.3.2008	31.12.2007	Change in € million	Change in %
Liabilities to other banks	30 · 48	115,469	111,241	4,228	3.8
Liabilities to customers	31 · 48	26,656	27,106	−450	−1.7
Liabilities evidenced by certificates	32 · 48	204,755	218,080	−13,325	−6.1
Trading liabilities	33 · 48	12,638	14,835	−2,197	−14.8
Provisions	34 · 48	142	144	−2	−1.4
Other liabilities	35 · 48	19,105	14,722	4,383	29.8
Income tax liabilities	36 · 49	2,371	2,357	14	0.6
Current tax liabilities		133	116	17	14.7
Deferred tax liabilities		2,238	2,241	−3	−0.1
Subordinated capital	37 · 49	5,478	5,615	−137	−2.4
Liabilities		**386,614**	**394,100**	−7,486	−1.9
Equity attributable to equity holders		5,493	6,074	−581	−9.6
Subscribed capital		602	602	–	–
Additional paid-in capital		5,927	5,926	1	–
Retained earnings		1,158	943	215	22.8
Revaluation reserve		−2,583	−1,857	−726	−39.1
AfS reserve		−1,296	−346	−950	<−100.0
Cash flow hedge reserve		−1,287	−1,511	224	14.8
Consolidated profit 2007		241	457	−216	−47.3
Consolidated profit 1.1.–31.3.2008		148	–	148	>100.0
Profit carried forward from prior year		–	3	−3	−100.0
Minority interest in equity		–	–	–	–
Equity		5,493	6,074	−581	−9.6
Total equity and liabilities		**392,107**	**400,174**	−8,067	−2.0

Statement of Changes in Equity
Cash Flow Statement

Equity

In € million	2008	2007
Balance at 1.1.	6,074	3,445
Subscribed capital	–	–
Additional paid-in capital	1	–
Retained earnings	215	313
Revaluation reserve	–746	–47
AfS reserve	–950	–
Cash flow hedge reserve	224	–47
Consolidated profit from previous year	–216	–340
Consolidated profit 1.1.–31.3.	148	107
Profit carried forward from prior year	–3	–
Minority interest	–	–
Balance at 31.3.	5,493	3,478

The Management Board of Hypo Real Estate Holding AG will propose to the ordinary annual general meeting on 27 May 2008 that, out of the net income of € 475 million of Hypo Real Estate Holding AG in 2007, a dividend of € 101 million, equivalent to € 0.50 per share, will be paid to the equity holders (paid in 2007: € 201 million respectively € 1.50 per share).

Cash Flow Statement

in € million	2008	2007
Cash and cash equivalents at 1.1.	10,654	648
+/– Cash flow from operating activities	–3,925	2,321
+/– Cash flow from investing activities	–6,116	–2,628
+/– Cash flow from financing activities	–105	8
+/– Effects of exchange rate changes and non-cash valuation changes	556	–15
Cash and cash equivalents at 31.3.	1,064	334

1 Principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 31 March 2008 in line with EC ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules, which have been adopted in European Law by the EU commission as part of the endorsement process; it is also based on the regulations of commercial law which are applicable in accordance with section 315a (1) HGB (German Commercial Code). With the exception of IAS 39, all mandatory IFRS rules have been completely endorsed by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been endorsed. The Hypo Real Estate Group does not apply this type of hedge accounting, therefore the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). These are the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German Accounting Standards (Deutsche Rechnungslegungs Standards – DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been taken into account.

Adopted IFRS The Hypo Real Estate Group applies all standards and interpretations adopted by the IASB or IFRIC as endorsed by the EU. The accounting and valuation methods as of 31 March 2008 are the same as those applied in the consolidated financial statements for 2007.

2 Consolidation

Compared with the group of consolidated companies described in the Annual Report 2007, the following companies there was one change:

On 29 January 2008, Hypo Real Estate Capital Corporation, New York, a wholly owned subsidiary of Hypo Real Estate Bank International AG, Munich, and Quadra Realty Trust, Inc., New York, announced the signing of a merger agreement. In accordance with this agreement, Hypo Real Estate Capital Corporation through its special purpose subsidiary HRECC Merger Sub Inc., which been formed for such purposes of this transaction, made a tender offer regarding the outstanding shares of 65.3 % in Quadra Realty Trust, Inc., which it did not own for a price of US$ 10.6506 per share in cash. In addition, Quadra Realty Trust, Inc., was to announce a dividend of US$ 0.3494 (a total of US$ 9 million) payable to Quadra Realty Trust, Inc.'s, shareholders if the tender offer was completed in accordance with the merger agreement. Therefore, each outstanding Quadra shareholder received US$ 11.00 in the aggregate for each Quadra share. On the date of expiration of the tender offer (12 March 2008, midnight) more than 89 % of the shares owned by outstanding shareholders of Quadra Realty Trust, Inc., (other than Hypo Real Estate Capital Corporation, Inc.) had been tendered which resulted in Hypo Real Estate Capital Corporation holding more than 90 % of Quadra Realty Trust, Inc.'s, shares through its wholly owned subsidiary HRECC Merger Sub Inc. Therefore, with effect of 14 March 2008 (4:01 p.m. EST), Quadra Realty Trust, Inc., could be merged with HRECC Merger Sub Inc. The transaction has now been completed. Since this date, Quadra Realty Trust, Inc., is a wholly owned subsidiary of Hypo Real Estate Capital Corporation Inc. Quadra Realty Trust, Inc., is a company which invested primarily in commercial real estate financing and similar products. An income of € 25 million shown in net income from financial investments resulted from the first time consolidation as Hypo Real Estate Group's interest in the net fair value of the recognised identifiable assets, liabilities and contingent liabilities exceeded the costs of the business combination. The initial accounting of the acquisition was determined only provisionally according to IFRS 3.62 because the fair values of the identifiable assets, liabilities and contingent liabilities could not be determined finally. The fair values at the time of the business combination determined provisionally correspond to the carrying amounts immediately prior to the business combination.

With effect from 31 March 2008, 24:00 hours, Hypo Public Finance Bank, Dublin merged with its parent company DEPFA BANK plc, Dublin, by way of a section 33 scheme in accordance with the Irish Central Bank Act 1971. All Irish assets of Hypo Public Finance Bank were thus essentially transferred to DEPFA BANK plc. Hypo Public Finance Bank will continue to exist as a legal entity and will retain some assets in its balance sheet. The internal merger under Irish law does not have any impact on the net assets, financial position and results of operations of the Group.

3 Notes to segment reporting by business segment nach Geschäftssegmenten (primary segmenting)

The Hypo Real Estate Group (HREG) has been divided into the three business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. These segments are used as the basis of managing the group. In segment reporting, these business segments are therefore defined as primary segments.

The business segment Commercial Real Estate (CRE) combines mainly the International and German businesses of the strategic, commercial real estate financing from Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. The segment is split into the four platforms: Germany, Europe, America and Asia.

The business segment Public Sector & Infrastructure Finance (PS & IF) pools mainly the Public Sector business of DEPFA BANK plc and its subsidiaries. In addition, the segment contains the Infrastructure and Asset-Based-Finance portfolios of DEPFA BANK plc and its subsidiaries. The segment consists of the platforms Public Sector and Infrastructure Finance.

The business segment Capital Markets & Asset Management (CM & AM) pools the Capital Markets and the Asset Management business of the group. The platform Capital Markets reflects the majority of trading assets and trading liabilities as well as income from securitisations and business with DEPFA-customer derivatives. The platform Asset Management mainly consists of the business of Collineo Asset Management, Morrigan TRR Funding LLC and the guaranteed investments contracts (GIC) business.

The column "Corporate Center" includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios. In addition, it includes the contributions to earnings of the corporate centers and the board.

Hypo Real Estate Group's segment reporting is based on its segment controlling instrument and management information system, which is prepared in accordance with IFRS. Transactions between segments are carried out on an arms length basis. Income and expenses are shown such that they reflect the originating unit. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. Revenues are allocated by portfolio structures. General administrative expenses are allocated to the correct segment according to causation.

In addition to the comparative figures, according to IAS 1.36, pro forma financial information are disclosed to make the comparison between the fiscal year 2007 and 2006 easier. The pro forma financial information report income as if DEPFA BANK plc had been part of the Hypo Real Estate Group since 1 January 2006.

4 Income statement, broken down by business segment

Income/expenses

In € million		CRE	PS & IF	CM & AM	Corporate Center	HREG
Operating revenues	1.1.–31.3.2008	231	204	3	–254	184
	1.1.–31.3.2007	223	5	28	39	295
	pro forma 1.1.–31.3.2007	223	197	51	27	498
Net interest income and similar income	1.1.–31.3.2008	194	157	11	–63	299
	1.1.–31.3.2007	183	4	13	17	217
	pro forma 1.1.–31.3.2007	183	135	19	2	339
Net commission income	1.1.–31.3.2008	21	7	9	–2	35
	1.1.–31.3.2007	37	1	6	–2	42
	pro forma 1.1.–31.3.2007	37	7	12	–2	54
Net trading income	1.1.–31.3.2008	–11	34	–41	–80	–98
	1.1.–31.3.2007	3	–	12	2	17
	pro forma 1.1.–31.3.2007	3	–3	23	5	28
Net income from financial investments	1.1.–31.3.2008	23	2	24	–78	–29
	1.1.–31.3.2007	–3	–	–6	22	13
	pro forma 1.1.–31.3.2007	–3	63	–6	23	77
Net income from hedge relationships	1.1.–31.3.2008	–	4	–	–23	–19
	1.1.–31.3.2007	1	–	3	–	4
	pro forma 1.1.–31.3.2007	1	–4	3	–	–
Balance of other operating income/expenses	1.1.–31.3.2008	4	–	–	–8	–4
	1.1.–31.3.2007	2	–	–	–	2
	pro forma 1.1.–31.3.2007	2	–1	–	–1	–
Provisions for losses on loans and advances	1.1.–31.3.2008	23	–	–	10	33
	1.1.–31.3.2007	23	1	–	10	34
	pro forma 1.1.–31.3.2007	23	1	–	10	34
General administrative expenses	1.1.–31.3.2008	44	32	22	47	145
	1.1.–31.3.2007	47	2	11	29	89
	pro forma 1.1.–31.3.2007	47	36	24	53	160
Balance of other income/expenses	1.1.–31.3.2008	–	–	–	184	184
	1.1.–31.3.2007	–	–	–	–	–
	pro forma 1.1.–31.3.2007	–	–	–	–	–
thereof: Effects from DEPFA acquisition	1.1.–31.3.2008	–	–	–	184	184
	1.1.–31.3.2007	–	–	–	–	–
	pro forma 1.1.–31.3.2007	–	–	–	–	–
Pre-tax profit	1.1.–31.3.2008	**164**	**172**	**–19**	**–127**	**190**
	1.1.–31.3.2007	**153**	**2**	**17**	**–**	**172**
	pro forma 1.1.–31.3.2007	**153**	**160**	**27**	**–36**	**304**

5 Key ratio, broken down by business segment

Cost-income ratio

in %		CRE	PS & IF	CM & AM	HREG
Cost-income ratio (based on operating revenues)	1.1.–31.3.2008	19.0	15.7	>100.0	78.8
	1.1.–31.3.2007	21.1	40.0	39.3	30.2
	pro forma 1.1.–31.3.2007	21.1	18.3	47.1	32.1

6 Key capital ratios (based on German Commercial Code [HGB]), broken down by business segment

The risk-weighted counterparty risk positions (including counterparty risks in the trading book) and the market risk positions as of 31 March 2008 were as follows:

Risk-weighted counterparty risk positions

in € billion		CRE	PS & IF	CM & AM	HREG
Risk-weighted counterparty risk positions	31.3.2008	34.8	38.8	2.5	84.2
(including counterparty risks in the trading book)	31.12.2007[1]	50.1	38.3	2.5	101.0

[1] According to BIS, as reported in the Annual Report 2007

Market risik positions

in € million		CRE	PS & IF	CM & AM	HREG
Currency risks	31.3.2008	23	–	–	18
	31.12.2007[1]	20	–	–	19
Interest rate risks	31.3.2008	33	–	395	428
	31.12.2007[1]	17	–	411	428
Risks from equity securities/risks from options	31.3.2008	1	–	–	1
	31.12.2007[1]	2	–	4	6
Total	31.3.2008	**57**	**–**	**395**	**447**
	31.12.2007[1]	**39**	**–**	**415**	**453**

[1] According to BIS, as reported in the Annual Report 2007

7 Employees, broken down by business segments

Employees

		CRE	PS & IF	CM & AM	Corporate Center	HREG
Employees	31.3.2008	335	345	112	1,208	2,000
	31.12.2007	338	361	132	1,169	2,000

Notes to the income statement

8 Operating revenues

Operating revenues

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Net interest income and similar income	299	217
Net commission income	35	42
Net trading income	−98	17
Net income from financial investments	−29	13
Net income from hedge relationships	−19	4
Balance of other operating income/expenses	−4	2
Total	**184**	**295**

9 Net interest income and similar income

Net interest income and similar income, broken down by categories of income/expenses

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Interest income and similar income	**4,224**	**1,828**
Lending and money-market business	3,305	1,394
Fixed-income securities and government-inscribed debt	917	434
Equity securities and other variable-yield securities	2	–
Companies valued using the equity method	–	–
Interest expenses and similar expenses	**3,925**	**1,611**
Deposits	1,719	359
Liabilities evidenced by certificates	1,966	1,038
Subordinated capital	93	32
Current result from swap transactions (balance of interest income and interest expenses)	147	182
Total	**299**	**217**

Interest margin

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Average volume of business	397,485	162,675
Based on average volume of business[1] (in %)	**0.30**	**0.53**

[1] Net interest income and similiar income/average volume of business

Total interest income for financial assets that are not at fair value through profit or loss, amount to € 4.2 billion (1.1.–31.3.2007: € 1.8 billion). Total interest expenses for financial liabilities that are not at fair value through profit or loss amount to € 3.8 billion (2006: € 1.4 billion).

Net interest income and similar income includes income of € 5 million (1.1.–31.3.2007: € 6 million) due to the increase in the present value of the adjusted allowances resulting over a period of time.

10 Net commission income

Net commission income

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Securities and custodial services	−2	−1
Lending operations and other service operations	37	43
Total	**35**	**42**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss.

11 Net trading income

Net trading income

In € million	1.1.–31.3.2008	1.1.–31.3.2007
from other equity instruments and related derivatives	–	2
from interest rate instruments and related derivatives	39	7
from credit risk instruments and related derivatives	−137	8
thereof: Valuation result from synthetic CDOs	−87	–
from foreign exchange trading interest	–	–
Total	**−98**	**17**

12 Net income from financial investments

Net income from financial investments

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Income from financial investments	71	16
Expenses from financial investments	100	3
Total	**−29**	**13**

Based on valuation categories, net income from financial investments is broken down as follows:

Net income from financial investments by IAS 39 categories

In € million	1.1.–31.3.2008	1.1.–31.3.2007
Held-to-maturity financial investments	–	11
Available-for-sale financial investments	−64	2
thereof: Impairment on Cash CDOs	−88	–
Loans-and-receivables financial investments	–	–
Negative difference from business combination	25	–
Result from investment properties	10	–
Total	**−29**	**13**

13 Combined valuation result from the CDO portfolio and similar products

Valuation result	Valuation result 1.1.–31.3.2008	
in € million	affecting income	not-affecting income
Synthetic CDOs	–87	–
US-american	–50	–
European	–37	–
Cash CDOs	–88	–77
US-american	–87	–3
European	–1	–74
Total	**–175**	**–77**

The portfolio of collateralized debt obligations (CDOs) and similar structured products is categorised as AfS. The European cash CDOs also contain collateralized loan obligations (CLOs) and collateralized swap obligations (CSOs). Furthermore it is a matter of importance for accounting whether CDOs are classified as cash structures or as synthetic structures.

Synthetic CDOs constitute embedded derivatives which have to be separated in accordance with IAS 39 – as clarified from the Institut der Wirtschaftsprüfer (IDW) in its position paper dated 10 December 2007 –, and any changes in value have to be recognised in the income statement. In the case of cash CDOs, changes in value are normally recognised directly in equity in the AfS reserve. If there is an objective indication of an impairment, the cumulative changes in value recognised directly in equity have to be reversed and shown in the result of the period. The valuation is based on internal present-value models. The model reserve in the amount of € 90 million which has been recognised in the income statement in 2007 for uncertainty with regard to the assumptions and estimates which have been made exists furthermore.

14 Net income from hedge relationships

Net income from hedge relationships

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Result from fair value hedge accounting	–5	–
Result from hedged items	2,205	–32
Result from hedging instruments	–2,210	32
Result from dFVTPL investments and related derivatives	–14	4
Result from dFVTPL investments	–46	–22
Result from derivatives related to dFVTPL investments	32	26
Total	**–19**	**4**

No ineffectiveness was recognised in the income statement for the period 1.1.–31.3.2008 and 1.1.–31.3.2007.

15 Balance of other operating income/expenses

Balance of other operating income/expenses in € million	1.1.–31.3.2008	1.1.–31.3.2007
Other operating income	5	5
Other operating expenses	9	3
Balance of other operating income/expenses	**–4**	**2**

16 Provisions for losses on loans and advances

Provisions for lending business

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Provisions for losses on loans and advances	33	35
Additions	36	40
Releases	–3	–5
Provisions for contingent liabilities and other commitments	–	–
Additions	–	–
Releases	–	–
Recoveries from write-offs of loans and advances	–	–1
Total	**33**	**34**

17 General administrative expenses

General administrative expenses

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Personnel expenses	83	57
Wages and salaries	66	49
Social security costs	12	6
Pension expenses and related employee benefit costs	5	2
Other general administrative expenses	50	28
Depreciation/amortisation	12	4
on software and other intangible assets excluding goodwill	8	3
on property, plant and equipment	4	1
Total	**145**	**89**

Cost-income ratio

in %	1.1.–31.3.2008	1.1.–31.12.2007
Cost-income ratio (based on operating revenues)	78.8	48.0

18 Balance of other income/expenses

Balance of other income/expenses

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Other income	184	–
thereof: Effects from DEPFA acquisition	184	–
Other expenses	–	–
Balance of other income/expenses	**184**	**–**

The balance of other income/expenses includes effects from the DEPFA acquisition. As of 31 March 2008, these effects were attributable to the mandatory convertible bond issued in August 2007 to finance the DEPFA acquisition. This mandatory convertible bond contains an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as derivative. The change in the fair value has to be recognised in the income statement. The measurement of the derivative as of 31 March 2008 has resulted in pre-deferred tax income of € 184 million.

19 Taxes on income

Breakdown

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Current taxes	27	38
Deferred taxes	15	27
thereof: Deferred taxes on capitalised losses carried forward	7	23
Effects from DEPFA acquisition	47	–
Total	**42**	**65**

20 Net gains/net losses

The income statement contains the following income statement-related net gains/net losses according to IFRS 7.20 a:

Net gains/net losses

in € million	1.1.–31.3.2008	1.1.–31.3.2007
Loans and receivables	14	15
Held to maturity	–	11
Available for sale	–64	2
Held for trading[1)]	86	17
designated at Fair Value through P&L	–14	4
Financial liabilities at amortised cost	10	–

[1)] including the income in the amount of € 184 million from the embedded derivative comprised in the mandatory convertible bond shown in balance of other income/expenses (1.1.–31.3.2007: € 0 million)

21 Earnings per share

In accordance with IAS 33 (Earnings per Share), earnings per share are calculated by dividing consolidated net income by the weighted average number of circulating shares. For the basic as well as diluted earnings, the number of circulating ordinary shares is increased by the potential shares which would as a maximum be issued by the actual conversion of the mandatory convertible bond issued in August 2007. The financing expenses connected with the mandatory convertible bond are added to consolidated net income.

Earnings per share

		1.1.–31.3.2008	1.1.–31.3.2007
Consolidated profit/loss	In € million	148	107
+ Financing expensesfor the mandatory convertible bond, net of tax effects	In € million	5	–
Adjusted consolidated profit	in € million	153	107
Adjusted average number of issued ordinary shares	units	200,896,366	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	9,742,369	–
Adjusted weighted average total number of issued and potential ordinary shares	units	210,638,735	134,072,175
Basic earnings per share	in €	**0.73**	**0.80**
Diluted earnings per share	in €	**0.73**	**0.80**

Excluding (inclusive the tax effect resulting out of it) result from special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income as well as the effects from capitalised losses carried forward earnings per share are as follows:

Earnings per share

		1.1.–31.3.2008	1.1.–31.3.2007
Consolidated profit/loss[1]	In € million	135	130
+ Financing expensesfor the mandatory convertible bond, net of tax effects	In € million	5	–
Adjusted consolidated profit[1]	In € million	140	130
Adjusted average number of issued ordinary shares	units	200,896,366	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	9,742,369	–
Adjusted weighted average total number of issued and potential ordinary shares	units	210,638,735	134,072,175
Basic earnings per share[1]	In €	**0.66**	**0.97**
Diluted earnings per share[1]	In €	**0.66**	**0.97**

[1] Excluding (inclusive the tax effects resulting out of it) the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the effects from capitalised losses carried forward

Notes to the balance sheet (Assets)

22 Trading assets

Trading assets

in € million	31.3.2008	31.12.2007
Debt securities and other fixed-income securities	8,903	11,165
Equity securities and other variable-yield securities	–	–
Positive fair values from derivative financial instruments	1,472	787
Other trading assets	2,297	2,398
Stand alone derivatives (bankbook)	5,981	6,202
Total	**18,653**	**20,552**

23 Loans and advances to other banks

Loans and advances to other banks, broken down by type of business

in € million	31.3.2008	31.12.2007
Loans and advances	40,784	38,675
Public sector loans	29,745	31,128
Real estate loans	1,323	1,280
Other loans and advances	9,716	6,267
Investments	6,731	13,300
Total	**47,515**	**51,975**

Loans and advances to other banks, broken down by maturities

in € million	31.3.2008	31.12.2007
Repayable on demand	3,093	2,519
With agreed maturities	44,422	49,456
up to 3 months	10,508	15,195
from 3 months to 1 year	8,113	6,034
from 1 year to 5 years	12,431	12,187
from 5 years and over	13,370	16,040
Total	**47,515**	**51,975**

24 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	31.3.2008	31.12.2007
Loans and advances	212,476	213,161
Public sector loans	142,001	142,698
Real estate loans	60,713	60,870
Other loans and advances	9,762	9,593
Investments	941	12
Total	**213,417**	**213,173**

Loans and advances to customers, broken down by maturities

in € million	31.3.2008	31.12.2007
Unspecified terms	26	6
With agreed maturities	213,391	213,167
up to 3 months	5,725	6,105
from 3 months to 1 year	11,313	12,004
from 1 year to 5 years	53,077	52,329
from 5 years and over	143,276	142,729
Total	**213,417**	**213,173**

Loans and advances include dFVTPL assets of € 519 million (31 December 2007: € 569 million). There has been no movement of the fair values attributable to a change in the credit spread of the assets on both the loans and the related derivatives in the first quarter 2008. The cumulative fair value change attributable to a change in the credit spread of the assets since recognition of the loans amounts to € –4 million. This fair value change was offset by a cumulative fair value change of the related credit derivatives of € 4 million.

25 Volume of lending

Volume of lending

in € million	31.3.2008	31.12.2007
Loans and advances to other banks	40,784	38,675
Loans and advances to customers	212,476	213,161
Contingent liabilities	4,110	4,379
Total	**257,370**	**256,215**

26 Allowances for losses on loans and advances

Development

In € million	Individual allowances on loans and advances	Portfolio-based allowances	Total
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	9	−89	−80
Gross additions	171	16	187
Releases	−138	−105	−243
Increase of the present value due to passage of time (unwinding)	−24	–	−24
Changes not affecting income	−65	110	45
Use of existing loan-loss allowances	−184	–	−184
Effects of currency translations and other changes not affecting income	119	110	229
Balance at 31.12.2007	**672**	**233**	**905**
Balance at 1.1.2008	**672**	**233**	**905**
Changes affecting income	28	–	28
Gross additions	35	1	36
Releases	−2	−1	−3
Increase of the present value due to passage of time (unwinding)	−5	–	−5
Changes not affecting income	−23	–	−23
Use of existing loan-loss allowances	−28	–	−28
Effects of currency translations and other changes not affecting income	5	–	5
Balance at 31.3.2008	**677**	**233**	**910**

With the exception of a model reserve created for the valuation of the CDO portfolio in the amount of € 90 million which is disclosed in the portfolio-based allowances the allowances for losses on loans and advances were exclusively created for the measurement category loans and receivables.

At 31 March 2008, the following amounts were noted by the group as being past due. However, no impairment provision was made against these amounts as the bank does not consider that there is any issue regarding their recoverability. Such timing issues in receipts of payments due occur frequently in the normal course of business and do not, by themselves impair the quality of the receivable. The total book value in relation to the amounts has also been disclosed to put the size of the amounts in question into context.

Loans and receivables: past due but not impaired (due amount)

In € million	31.3.2008	31.12.2007
up to 3 months	38	57
from 3 months to 6 months	6	16
from 6 months to 1 year	11	12
from 1 year and over	15	15
Total	**70**	**100**

Loans and receivables: past due but not impaired (total loan/investment)

In € million	31.3.2008	31.12.2007
up to 3 months	5,109	4,628
from 3 months to 6 months	533	2,881
from 6 months to 1 year	1,023	1,353
from 1 year and over	95	351
Total	**6,760**	**9,213**

27 Financial investments

Breakdown

In € million	31.3.2008	31.12.2007
AfS financial investments	89,428	82,196
Shares in non-consolidated subsidiaries	58	58
Participating interests	75	132
Debt securities and other fixes-income securities	89,291	82,002
Equity securities and other variable-yield securities	4	4
dFVTPL financial investments	3,200	4,628
Debt securities and other fixed-income securities	3,200	4,628
LaR financial investments	1,872	1,915
Debt securities and other fixed-income securities	1,872	1,915
Companies valued using the equity method	–	86
Investment properties	26	26
Total	**94,526**	**88,851**

Financial investments, broken down by maturities

In € million	31.3.2008	31.12.2007
Unspecified terms	171	306
With agreed maturities	94,355	88,545
up to 3 months	1,807	2,197
from 3 months to 1 year	5,365	4,246
from 1 year to 5 years	16,306	18,151
from 5 years and over	70,877	63,951
Total	**94,526**	**88,851**

28 Other assets

Other assets

In € million	31.3.2008	31.12.2007
Positive fair values from derivative financial instruments	11,134	9.285
Hedging derivatives	10,974	9.234
Micro fair value hedge	4,615	3.694
Cash flow hedge	6,359	5.540
Derivatives hedging dFVTPL financial instruments	160	51
Salvage acquisitions	160	185
Other assets	363	334
Deferred charges and prepaid expenses	45	10
Capitalised excess cover of qualified insurance for pension provisions	54	56
Total	**11,756**	**9.870**

29 Income tax assets

Income tax assets

In € million	31.3.2008	31.12.2007
Current tax assets	130	114
Deferred tax assets	3,342	3.267
Total	**3,472**	**3.381**

Notes to the balance sheet (Equity and liabilities)

30 Liabilities to other banks

Liabilities to other banks by maturities

in € million	31.3.2008	31.12.2007
Repayable on demand	1,105	1,046
With agreed maturities	114,364	110,195
up to 3 months	71,639	75,219
from 3 months to 1 year	32,798	28,376
from 1 year to 5 years	4,492	5,019
from 5 years and over	5,435	1,581
Total	**115,469**	**111,241**

31 Liabilities to customers

Liabilities to customers by maturities

in € million	31.3.2008	31.12.2007
Repayable on demand	343	1,916
With agreed maturities	26,313	25,190
up to 3 months	8,017	7,856
from 3 months to 1 year	5,298	3,679
from 1 year to 5 years	4,835	5,170
from 5 years and over	8,163	8,485
Total	**26,656**	**27,106**

32 Liabilities evidenced by certificates

Liabilities evidenced by certificates, broken down by maturities

in € million	31.3.2008	31.12.2007
With agreed maturities		
up to 3 months	34,227	41,556
from 3 months to 1 year	32,387	31,413
from 1 year to 5 years	68,356	79,568
from 5 years and over	69,785	65,543
Total	**204,755**	**218,080**

33 Trading liabilities

Trading liabilities

in € million	31.3.2008	31.12.2007
Negative fair values from derivative financial instruments	1,449	862
Equity-related transactions	8	–
Interest-based and foreign-currency-based transactions	679	361
Credit-related transactions	690	444
Others	72	57
Other trading liabilities	6,144	7,551
Stand alone derivatives (bankbook)	5,045	6,422
Total	**12,638**	**14,835**

34 Provisions

Breakdown

in € million	31.3.2008	31.12.2007
Provisions for pensions and similar obligations	66	65
Restructuring provisions	28	33
Provisions for contingent liabilities and other commitments	13	13
Other provisions	35	33
thereof: Long-term liabilities to employees	6	6
Total	**142**	**144**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the primary risks arising from the defined-benefit pension commitments. The expected return of the plan assets has been calculated by employing the long-term risk-free interest rate in accordance with the investment strategy of the plan assets. The plan assets do not cover the obligations for companies which were initially consolidated as part of the take-over of DEPFA BANK plc and the new pension commitments after 1 January 2005.

35 Other liabilities

Other liabilities

in € million	31.3.2008	31.12.2007
Negative fair values from derivative financial instruments	18,380	14,073
Hedging derivatives	18,324	14,021
Micro fair value hedge	11,885	6,996
Cash flow hedge	6,439	7,025
Derivatives hedging dFVTPL financial instruments	56	52
Other liabilities	623	619
Deferred income	102	30
Total	**19,105**	**14,722**

36 Income tax liabilities

Income tax liabilities

in € million	31.3.2008	31.12.2007
Current tax liabilities	133	116
Deferred tax liabilities	2,238	2,241
Total	**2,371**	**2,357**

37 Subordinated capital

Breakdown

in € million	31.3.2008	31.12.2007
Subordinated liabilities	2,106	2,127
Participating certificates outstanding	1,412	1,511
Hybrid capital instruments	1,960	1,977
Total	**5,478**	**5,615**

38 Treasury stock and Incentive Compensation Programme

As of 31 March 2008 the DEPFA BANK plc Deferred Stock Trust, Dublin, held unchanged 211,896 shares in Hypo Real Estate Holding AG. Of these shares, 181,820 were awarded to employees of the Group. These shares will become fully vested in February 2009.

These shares are held by the Trust until the specified vesting conditions are satisfied. The restricted shares carry no voting rights, but do carry entitlements to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the vesting period.

There was no trading in treasury shares in the first three months of 2008.

39 Assets and liabilities according to measurement categories

Asset and liabilities according to measurement categories

in € million	31.3.2008	31.12.2007
Assets		
Loans-and-receivables (LaR)	261,375	265,589
Held-to-maturity (HtM)	–	–
Available-for-sale (AfS)	89,428	82,196
Held-for-trading (HfT)	18,653	20,552
dFVTPL-assets (dFVTPL)	3,719	5,197
Cash reserve	1,064	10,654
Positive fair values from hedging derivatives	11,134	9,285
Liabilities		
Held-for-trading (HfT)	12,638	14,835
Financial liabilities at amortised cost	352,858	362,460
Negative fair values from hedging derivatives	18,380	14,073

40 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	31.3.2008	31.12.2007
Contingent liabilities[1]	**4,110**	**4,379**
Guarantees and indemnity agreements	4,110	4,379
Loan guarantees	180	377
Performance guarantees and indemnities	1,085	1,279
Documentary credits	2,845	2,723
Other commitments	**30,486**	**35,507**
Irrevocable loan commitments	16,652	17,267
Book credits	1,038	1,191
Guarantees	181	181
Mortgage and public sector loans	15,433	15,895
Liquidity facilities	12,256	16,542
Other commitments	1,578	1,698
Total	**34,596**	**39,886**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent assets

41 Key capital ratios (based on German Commercial Code)

The executive officers manage regulatory capital on the basis of the guidelines, which were issued for own funds by the Basel Committee on Banking Supervision in July 1988, in combination with the German Solvency Regulation from December 2006. According to these standards the total equity capital ratio (equity capital/risk weighted assets) may not go below 8.0%. In addition, the core capital (Tier I) must consist of at least 50% of equity capital (core capital and supplementary capital), so that the core capital ratio may not be lower than 4.0%. At the same time, the own funds ratio, which is calculated by dividing the own funds by the total risk weighted assets, must be no lower than 8.0%. The total risk weighted assets are determined by multiplying the capital requirements for market risk (including trades in options) and operational risk by 12.5 and adding the resulting figures to the sum of risk weighted assets for credit risk. These requirements were fulfilled by the Hypo Real Estate Group in the past.

Own funds consist of core capital and supplementary capital (equity capital) plus Tier III capital and are as follows, as of 31 March 2008:

Own funds[1]

in € million	31.3.2008	31.12.2007[2]
Core capital	7,270	7,060
Supplementary capital	2,804	2,937
Equity capital	**10,074**	**9,997**
Tier III capital	–	–
Total	**10,074**	**9,997**

[1] Consolidated pursuant to section 10a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

The risk-weighted counterparty risk positions (including counterparty risks in the trading book), the operational risk and market risk positions were as follows:

Risk-weighted counterparty risk positions

in € billion	31.3.2008	31.12.2007[1]
Risk-weighted counterparty risk positions (including counterparty risks in the trading book)	84.2	101.0

[1] According to BIS, as reported in the Annual Report 2007

The operational risk amounts to € 237 million as of 31 March 2008.

Market risk positions

In € million	31.3.2008	31.12.2007[1]
Currency risks	18	19
Interest rate risks	428	428
Risks from equity securities/ risks from options	1	6
Total	**447**	**453**

[1] According to BIS, as reported in the Annual Report 2007

The regulatory capital rations were calculated on the basis of the definition for regulatory capital according to Basel I and risk-weighted assets according to Basel II. The resulting ratios as of 31 March 2008 were thus as follows:

Key capital ratios

in %	31.3.2008	31.12.2007[1]
Core capital ratio	8.3	7.0
Equity capital ratio	11.6	9.9
Own funds ratio (overall indicator)	10.9	9.4

[1] As per approved annual financial statements and after profit distribution; according to BIS, as reported in the Annual Report 2007

42 Summary of quarterly financial data

Hypo Real Estate Group

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	295	310	274	27	184
Net interest income and similar income	in € million	217	220	234	434	299
Net commission income	in € million	42	46	54	56	35
Net trading income	in € million	17	29	−18	−252	−98
Net income from financial investments	in € million	13	6	18	−206	−29
Net income from hedge relationships	in € million	4	7	−15	−1	−19
Balance of other operating income/expenses	in € million	2	2	1	−4	−4
Provisions for losses on loans and advances	in € million	34	30	17	−142	33
General administrative expenses	in € million	89	97	85	164	145
Balance of other income/expenses (exluding restructuring expenses)	in € million	–	–	65	25	184
Pre-tax profit (excluding restructuring expenses)	in € million	172	183	237	30	190
Restructuring expenses	in € million	–	–	–	35	–
Pre-tax profit	in € million	172	183	237	−5	190
Net income/loss[1]	in € million	130	137	179	−19	155
Key indicators						
Total volume of lending	in € billion	92.6	93.4	94.4	256.2	257.4
Risk-weighted counterparty risk positions[2]	in € billion	69.3	73.0	75.0	101.0	84.2
Core capital ratio[3]	in %	6.7	6.9	6.7	7.0[4]	8.3
Employees		1,234	1,237	1,230	2,000	2,000

[1] Excluding the effects from capitalised losses carried forward from revaluation according to Corporate Tax Reform Act
[2] Including counterparty risks in the trading book; 2007 according to BIS, as reported in the Annual Report 2007
[3] 2007 according to BIS, as reported in the Annual Report 2007
[4] As per approved annual financial statements and after profit distribution

Hypo Real Estate Group (pro forma)

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	498	520	412	33	184
Net interest income and similar income	in € million	339	335	357	440	299
Net commission income	in € million	54	55	69	56	35
Net trading income	in € million	28	23	−73	−252	−98
Net income from financial investments	in € million	77	86	49	−206	−29
Net income from hedge relationships	in € million	—	19	−7	−1	−19
Balance of other operating income/expenses	in € million	—	2	17	−4	−4
Provisions for losses on loans and advances	in € million	34	30	17	−142	33
General administrative expenses	in € million	160	170	162	164	145
Balance of other income/expenses	in € million	—	—	—	−6	184
Pre-tax profit	in € million	304	320	233	5	190

Commercial Real Estate (pro forma)

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	223	248	247	245	231
Net interest income and similar income	in € million	183	179	196	202	194
Net commission income	in € million	37	43	46	26	21
Net trading income	in € million	3	—	—	−1	−11
Net income from financial investments	in € million	−3	21	3	15	23
Net income from hedge relationships	in € million	1	4	−1	2	—
Balance of other operating income/expenses	in € million	2	1	3	1	4
Provisions for losses on loans and advances	in € million	23	20	8	15	23
General administrative expenses	in € million	47	50	46	37	44
Balance of other income/expenses	in € million	—	—	—	—	—
Pre-tax profit	in € million	153	178	193	193	164
New business	in € billion	6.2	9.4	9.7	6.8	3.1

Public Sector & Infrastructure Finance (pro forma)

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	197	225	190	222	204
Net interest income and similar income	in € million	135	133	153	158	157
Net commission income	in € million	7	11	10	15	7
Net trading income	in € million	−3	−13	−15	13	34
Net income from financial investments	in € million	63	80	29	33	2
Net income from hedge relationships	in € million	−4	12	13	8	4
Balance of other operating income/expenses	in € million	−1	2	—	−5	—
Provisions for losses on loans and advances	in € million	1	—	—	−1	—
General administrative expenses	in € million	36	37	37	42	32
Balance of other income/expenses	in € million	—	—	—	—	—
Pre-tax profit	in € million	160	188	153	181	172
New business	in € billion	16.6	18.1	21.3	13.8	16.7

Capital Markets & Asset Management (pro forma)

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	51	36	−25	−43	3
Net interest income and similar income	in € million	19	19	20	27	11
Net commission income	in € million	12	4	15	13	9
Net trading income	in € million	23	10	−32	−64	−41
Net income from financial investments	in € million	−6	—	−9	−8	24
Net income from hedge relationships	in € million	3	3	−19	−11	—
Balance of other operating income/expenses	in € million	—	—	—	—	—
Provisions for losses on loans and advances	in € million	—	1	—	—	—
General administrative expenses	in € million	24	21	25	30	22
Balance of other income/expenses	in € million	—	—	—	—	—
Pre-tax profit	in € million	27	14	−50	−73	−19
New business	in € billion	6.4	3.5	3.2	3.5	0.5

Corporate Center (pro forma)

		1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007	1st Quarter 2008
Operating performance						
Operating revenues	in € million	27	11	—	−391	−254
Net interest income and similar income	in € million	2	4	−12	53	−63
Net commission income	in € million	−2	−3	−2	2	−2
Net trading income	in € million	5	26	−26	−200	−80
Net income from financial investments	in € million	23	−15	26	−246	−78
Net income from hedge relationships	in € million	—	—	—	—	−23
Balance of other operating income/expenses	in € million	−1	−1	14	—	−8
Provisions for losses on loans and advances	in € million	10	9	9	−156	10
General administrative expenses	in € million	53	62	54	55	47
Balance of other income/expenses	in € million	—	—	—	−6	184
Pre-tax profit	in € million	−36	−60	−63	−296	−127

Munich, 5 May 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO) Cyril Dunne Dr. Markus Fell Thomas Glynn

Dr. Robert Grassinger Bo Heide-Ottosen Frank Lamby Bettina von Oesterreich

We have reviewed the condensed interim consolidated financial statements of the Hypo Real Estate Holding AG, Munich – comprising the condensed balance sheet, the condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – together with the interim group management report of the Hypo Real Estate Holding AG, Munich for the period from 1 January to 31 March 2008 that are part of the quarterly financial report according to § 37x Abs. 3 WpHG ["Wertpapierhandelsgesetz": "German Securities Trading Act"]. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company's management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, 5 May 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bors Wirtschaftsprüfer	Techet Wirtschaftsprüfer

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 5 May 2008. In this meeting, the interim report for the period ended 31 March 2008 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The auditor attended the meeting. The business development, the earnings situation and financial position of the company were discussed. The Audit Committee has approved the interim report. The Chairman of the Supervisory Board informed all members of the Supervisory Board about the results of the meeting.

Munich, 5 May 2008

The Chairman of the Supervisory Board

Kurt F. Viermetz

Service Chapter

Financial Calendar

Financial Calendar 2008

6 May 2008	Publication of the results for the first quarter of 2008
27 May 2008	Annual General Meeting
13 August 2008	Publication of the results for the second quarter of 2008
12 November 2008	Publication of the results for the third quarter of 2008

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

Visit us at the world wide web:
www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download them, use them interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich
(Copyright 2008)

Concept, Design and Realisation
KMS TEAM GmbH, Munich

Addresses

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

Hypo Real Estate Bank International AG

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-10319
info@hypointernational.com
www.hypointernational.com

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14
65760 Eschborn
Germany
Telephone +49(0)69 9990-0
Fax +49(0)69 9990-1331
info@depfa.com
www.depfa-pfandbriefbank.com

DEPFA BANK plc

1 Commons Street
Dublin 1
Ireland
Telephone +353 1 792 22 22
Fax +353 1 792 22 11
info@depfa.com
www.depfa.com

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Press release

Hypo Real Estate Group closes the first quarter with a profit

- **Pre-tax profit of € 190 million, excl. effect from mandatory convertible bond pre-tax profit amounted to € 6 million**
- **Positive new business in public finance, sound new business with attractive margins in infrastructure and real estate financing**
- **Negative valuation changes affecting income totalling € 175 million for the CDO portfolio due to the further downturn in the market climate**
- **Market turmoil means that reliable statements concerning the further development of business in 2008 are not possible**

Munich, 6 May 2008: The Hypo Real Estate Group has completed the first quarter of financial 2008 with a positive result in an extremely difficult climate on the international capital and financing markets. The international provider of financing solutions for commercial real estate, the public sector and infrastructure financing has reported consolidated pre-tax profit of € 190 million for the first three months, after deducting an effect attributable to the mandatory convertible bond issued in connection with the DEPFA acquisition pre-tax profit amounted to € 6 million. Earnings benefited from a stable development of provisions for losses on loans and advances and synergies attributable to the speedy integration of DEPFA Bank which was acquired in 2007.

Because DEPFA has only been part of the Hypo Real Estate Group since 2 October 2007, reference is made to pro-forma figures in the following for ease of comparison for the year 2007.

Development in new business

- In Commercial Real Estate Financing, new business in the first quarter amounted to € 3.1 billion and was thus considerably lower than the corresponding previous year figure (€ 6.2 billion). Attractive margins were achieved, because the markets are focusing to a greater extent on the principle of pricing which is commensurate with the

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

level of risk involved. The internal rate of return after taxes of new business (IRR) was more than 15%.

- New business for Public Finance performed very positively in the quarter under review, and was stated as € 15.1 billion, equivalent to growth of 7% compared with the previous year quarter (€ 14.1 billion). This demonstrates the increasing attractiveness of this sound and low-risk business.
- New business in Infrastructure Finance amounted to € 1.6 billion (Q1 2007: € 2.5 billion).

Group development in the first quarter of 2008

- Operating revenues (the sum of net interest income and similar income, net commission income, net trading income, net income from financial investments, result from hedge relationships and the balance of other operating income/expense) amounted to € 184 million in the first three months of 2008, considerably lower than the corresponding previous year figure (€ 498 million). The decline is mainly due to net trading income and net income from financial investments, which are reflecting the effects of the current market turmoil.
- The item net interest income and similar income declined by € 40 million to € 299 million (previous year period: € 339 million). This decline is attributable to two factors: Firstly, net interest income includes less one-off income than was the case in the previous year period, and secondly, net interest income in the current quarter was burdened by the interest rate positioning of DEPFA which was already closed in the meantime.

- Net commission income amounted to € 35 million (Q1 2007: € 54 million). The result reflects the lower new business in real estate financing and lower income from asset management.
- Net trading income (€ -98 million compared with € 28 million in the previous year quarter) and net income from financial investments (€ -29 million compared with € 77 million in the previous year period) include negative valuation changes affecting income totalling € 175 million in relation to the group portfolio of collateralised debt obligations (CDOs). The valuation result affecting income reflects the spreads which widened considerably again in the first quarter as a result of the crisis on the capital and financing markets. The devaluation corresponds to around 10% of US-american and European CDOs reported on 31 December 2007. The model reserve in the amount of € 90 million which has been recognised in the income statement in 2007 for uncertainty with regard to the assumptions and estimates which have been made exists furthermore.
- Provisions for losses on loans and advances in the first quarter amounted to € 33 million, which was slightly lower than the corresponding previous year figure (€ 34 million). As was the case in the previous year period, it was not necessary for any further provisions for losses on loans and advances to be created at DEPFA.
- General administrative expenses of € 145 million were € 15 million lower than the corresponding previous year quarter. This underlines the considerable success achieved with the integration of DEPFA and the synergies which have already been achieved.
- Of the figure stated for the balance of other income/expenses, € 184 million relates to an effect attributable to the mandatory convertible bond for partially financing the DEPFA acquisition. The income is attributable to the fair value to be recognised in the income statement

of the derivative based on shares of Hypo Real Estate Holding AG embedded in the bond.

- The Group has reported pre-tax profit of € 190 million (previous year quarter: € 304 million). Adjusted by the market valuation of the derivative included in the mandatory convertible bond, pre-tax profit amounted to € 6 million.

  The figure for pre-tax profit which is shown in the income statement for the first quarter of 2007 and which is only comparable to a limited extent and in which DEPFA was not included in the previous year amounted to € 172 million.
- After taxes of € 35 million – excluding the deferred tax expense of € 7 million attributable to capitalised losses carried forward – net income in the first quarter of 2008 amounted to € 155 million. After additional adjustment for the after-tax effects of the derivative embedded in the mandatory convertible bond (€ 137 million) and the valuation result of the CDO portfolio affecting income (€ 117 million), adjusted net income amounted to € 135 million, resulting in adjusted return on equity after taxes of 7.2%. Excluding the effects, net income amounted to € 148 million; this is completely attributable to the shareholders because there are no minority interests.

Asset and capital ratios as of 31 March 2008

- Total assets of the Hypo Real Estate Group amounted to € 392.1 billion as of 31 March 2008, compared with € 400.2 billion as of 31 December 2007.
- The total volume of lending amounted to € 257.4 billion, compared with € 256.2 billion at the end of 2007.
- At the end of March 2008, the Group reports financial investments of € 94.5 billion, equivalent to growth of € 5.6 billion compared with

the end of 2007 (€ 88.9 billion). Of the total volume, € 89.4 billion (31 December 2007: € 82.2 billion) was attributable to financial assets in the category "available for sale" (AfS). These are mainly government paper with a relatively low risk profile.

- The AfS revaluation reserve of € -1,296 million (31 December 2007: € -346 million) and the cash flow hedge reserve of € -1,287 million (31 December 2007: € -1,511 million) were netted directly with equity.
- The Hypo Real Estate Group reported a core capital ratio of 8.3% under Basel II on the balance sheet date (31 December 2007: 7.0% under Basel I, after profit distribution) as well as an own funds ratio of 10.9% (31 December 2007: 9.4% under Basel I, after profit distribution). The Group accordingly still reports sound capital backing which complies with the requirements of the rating agencies.

Result of the segments

- The Commercial Real Estate segment, which comprises German and international commercial real estate financing business, saw pre-tax profit increase from € 153 million to € 164 million in the first quarter of 2008. This was due to higher operating revenues, a constant development in provisions for losses on loans and advances and lower general administrative expenses.
- The Public Sector & Infrastructure Finance segment, which mainly comprises the public sector finance activities of DEPFA as well as infrastructure finance, reported pre-tax profit of € 172 million, which is equivalent to growth of 8% compared with the figure for the first quarter of 2007 (€ 160 million). Very positive performances in terms of net interest income and net trading income more than

compensated for a considerable decline in net income from financial investments due to lower sales of financial investments.

- The result of the Capital Markets & Asset Management segment reflected the effects of the turmoil on the international financial markets and the resultant deterioration in credit spreads. The segment closed the first quarter with pre-tax profit of € -19 million, compared with € 27 million in the same previous year period.

Outlook

The crisis in the capital and financing markets continued and became even more serious in certain cases in the first quarter of 2008; it is still impossible to make a reliable assessment of the conditions on the markets in the near term. The international financing markets are still fragile and are not capable of functioning in certain areas, or only to a limited extent. In this context, it is not possible to preclude the possibility of further problems for the financial sector – and thus also for the Hypo Real Estate Group – in the course of the next few quarters.

The Management Board is, in principle, anticipating a further positive development in its operating business.

However, as a result of the continuing volatile market development and the possible effects on the development of the Group's earnings, it is not possible at present to make any concrete statements regarding the further development of business in 2008.

On 16 April 2008, a group of investors coordinated by J.C. Flowers & Co. LLC announced that intends to submit a voluntary public offer to acquire 50,076,000 shares of Hypo Real Estate Holding AG. This is equivalent to

approximately 24.9% of the entire outstanding shares of the company, excluding the additional shares to be issued as a result of the mandatory convertible bond issued in 2007. The offer price is expected to be € 22.50 in cash per share of Hypo Real Estate Holding AG. The Management Board welcomes the offer in principle and supported the process of preparing the offer. However, the Management Board and Supervisory Board will only publish a final statement regarding the offer – and in particular with regard to the aspect of the adequacy of the offered price – on the basis of the offer document which has not yet been published by the bidder.

In addition, the Commercial Real Estate financing segment, as previously announced, will in future consist of only one legal entity with registered office in Munich. The preparations for merging Hypo Real Estate Bank International AG, Munich, into Hypo Real Estate Bank AG, Munich, are starting now.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The first three months of 2008 have without doubt been the most difficult quarter for our sector for many years. Although the market turmoil has again had a negative impact on our earnings, the Hypo Real Estate Group has been affected by the current crisis to a comparatively lesser extent than many of our competitors. The problems must also not disguise the fact that operations in our core areas of business have been satisfactory and in certain cases have been pleasing. It is evident that the acquisition of DEPFA Bank which took place last year and with which we have considerably strengthened our public finance business has resulted in a well balanced business model for our Group, and we are already benefiting from this aspect."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

An analyst call will be held today at 08:30 hours with Dr. Markus Fell, CFO of the Hypo Real Estate Group; this will also be broadcast in the Internet under www.hyporealestate.com.

Hypo Real Estate
GROUP

Shareholding Disclosures

06.05.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

On May 05, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 3% limit of the Voting Rights on April 28, 2008 and now amount to 4.93% (this corresponds to 9915487 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.12% of the Voting Rights (this corresponds to 239183 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END